UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Rule 14f-1
Report of Change in Majority of Directors

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

OPHIDIAN PHARMACEUTICALS, INC
(Name of Registrant as Specified In Its Charter)

Delaware (State or Other Jurisdiction of of Incorporation or Organization)	001-13835 (Commission File No.)	39-1661164 (I.R.S. Employer Identification No.)

6320 Monona Drive, Suite 407, Madison, WI 53716
(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: (608) 221-1192

OPHIDIAN
Pharmaceuticals, Inc.
6320 Monona Drive, Suite 407, Madison, WI 53716

Information Statement Regarding a Change in Majority of Directors
Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
NOT TO SEND THE COMPANY A PROXY.

Dear Stockholder:

This Information Statement is being mailed on or about August 8, 2001, to the holders of record of shares of the common stock, $0.0025 par value per share (the "Common Stock"), of Ophidian Pharmaceuticals, Inc., a Delaware corporation ("Ophidian" or the "Company"). This Information Statement is being furnished by the Company's Board of Directors (the "Board") to stockholders in connection with the designation of certain persons as directors of the Company pursuant to an Agreement and Plan of Merger, as amended (the "Merger Agreement") made as of April 16, 2001, by and among the Company, Hemoxymed, Inc., a California corporation ("Hemoxymed"), and Ophidian Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Merger Sub").

This Information Statement is required by Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required or requested to take any action. The information contained in this Information Statement concerning Hemoxymed and the Designees (as defined herein) has been furnished to the Company by Hemoxymed, and the Company assumes no responsibility for the accuracy, completeness, or fairness of such information.

BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

The Merger Agreement provides that at the closing of the transactions contemplated by the Merger Agreement (the "Closing") Hemoxymed will merge with and into Merger Sub (the "Merger"), with Merger Sub as the surviving corporation, which will remain a wholly-owned subsidiary of the Company. Immediately prior to the Closing, the Company will set aside its remaining assets for satisfaction of any remaining claims and post Closing obligations, leaving the Company without substantial assets at the Closing. Upon the effective date of the Merger, each of the 19,309,174 shares of Hemoxymed common stock outstanding immediately prior to the Merger will be converted into the right to receive 0.983988 shares of the Company's common stock, and holders of record on August 17, 2001, of the 1,158,229 shares of the Company's outstanding Common Stock will be entitled to a stock dividend of 0.036046 shares of the Company's common stock. Accordingly and upon completion of the Merger, current stockholders of the Company will own approximately 5.94% of the outstanding common stock of the Company and current stockholders of Hemoxymed will own the remaining 94.06%--without regard to any Dissenting Shares, as that term is defined in the Merger Agreement, of Hemoxymed.

Delaware law does not require the approval of the Merger by the Company's stockholders and such approval will not be sought. The Merger is anticipated to be treated as a tax-free reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). The Merger will be accounted for as a business combination using the reverse acquisition method with Hemoxymed being the accounting acquiror under accounting principles generally accepted in the United States, with the Merger being treated as an acquisition using the purchase method of accounting.

The Closing is expected to occur on or about August 17, 2001. The Merger Agreement provides that upon the Closing, the current officers and directors will resign from office and be replaced by persons designated by Hemoxymed. This Information Statement includes the following sections: (1) Questions and Answers about the Merger; (2) a Summary of the Merger's Material Terms; (3) Certain Information Concerning Hemoxymed; and (4) Certain Information Concerning the Company, including the persons designated by Hemoxymed to become directors and officers of the Company upon the Closing. In addition, financial statements for Hemoxymed for the year ended December 31, 2000, and the quarter ended March 31, 2001, are attached hereto. You are encouraged to review the information set forth in these sections and all attachments to this Information Statement with care.

QUESTIONS AND ANSWERS ABOUT THE MERGER
Q:	WHAT IS THE PROPOSED MERGER?
A:

Upon the effective date of the Merger, Hemoxymed will merge with and into Merger Sub, which prior to the Closing has no assets, with Merger Sub being the surviving corporation in the Merger. In exchange the Company will issue the holders of Hemoxymed's common stock approximately 19,000,000 shares of the Company's Common Stock, representing approximately 94% of the Company's outstanding Common Stock.

Q:	WHAT WILL STOCKHOLDERS RECEIVE IN THE MERGER?
A:

The Merger will give Stockholders an approximately 5.94 % interest in the Company whose subsidiary has acquired the value of Hemoxymed. After the Merger, each of the 1,158,229 outstanding shares of the Company's Common Stock will remain outstanding. Holders of record on August 17, 2001, of the Company's outstanding Common Stock will receive a dividend of .036046 shares of Common Stock per share. No fractional shares shall be issued in connection with this dividend. Accordingly, upon completion of the Merger, the holders of the Company's Common Stock prior to the merger will hold approximately and in the aggregate 1,200,000 shares of the approximately 20,200,000 shares of outstanding Common Stock. Therefore, the stockholders of the Company, which at the Closing will have no material assets, will hold approximately 5.94% of the Company whose subsidiary, after the Closing, will hold the value of Hemoxymed acquired through the Merger. Example: If you currently own 1,000 shares of the Company's Common Stock, you will continue to own those 1,000 shares after the Merger, and you will receive a dividend of 36 shares of the Company's Common Stock (1,000 X 0.036046 rounded down to nearest whole number = 36).

Q:	WILL THE MERGER DILUTE THE OWNERSHIP OF COMPANY STOCKHOLDERS?
A:

Yes. The issuance of 19,000,000 shares of the Company's Common Stock to Hemoxymed stockholders will significantly dilute the ownership of existing Company stockholders. Immediately after the Merger, the current stockholders of the Company will hold approximately 5.94% of the Company's outstanding Common Stock.

Q:	WHO WILL MANAGE THE COMPANY AFTER THE MERGER?
A:

At the effective time of the Merger, the current officers and directors of the Company will resign and the officers and directors designated by Hemoxymed and described in this Information Statement will become the officers and directors of the Company.

Q:	WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS?
A:

Except for taxes payable on any gain recognized as a result of receiving the stock dividend of 0.036046 shares per share of Company Common Stock and any cash received in lieu of fractional shares of the Company's Common Stock, the Merger generally will have no tax consequences to the Company's stockholders.

Q:	IF I OPPOSE THE MERGER, DO I HAVE APPRAISAL RIGHTS?
A:

No. Under Delaware General Corporation Law, only stockholders of the "constituent corporations" to a merger have appraisal rights. The Company, as the parent corporation and sole shareholder of Merger Sub, is not a constituent corporation to the merger under established Delaware law because under the terms of the Merger Agreement, Hemoxymed, a constituent corporation, will merge with and into Merger Sub, the other constituent corporation, which will survive the Merger and remain a wholly-owned subsidiary of the Company.

Q:	WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?
A:

We are working to complete the Merger as soon as possible. Currently, we expect to close the Merger on or about August 17, 2001, but in no event prior to the tenth (10th) day after the date on which this Information Statement was first mailed to stockholders.

Q:	WHO CAN HELP ANSWER ANY OTHER QUESTIONS THAT I MAY HAVE?
A:	If you have more questions about the Merger, you should contact the Company Secretary, Ms. Susan Maynard, at the following address and phone number:
Ophidian Pharmaceuticals, Inc. 6320 Monona Drive, Suite 407 Madison, WI 53716 608-221-1192
Q:	WHERE CAN I FIND ADDITIONAL INFORMATION ABOUT THE MERGER AND THE COMPANY?
A:

A complete copy of the Merger Agreement will be provided to any stockholder upon request to Ms. Maynard, who can be reached at the contact information set forth above. In addition, this Information Statement, together with a complete copy of the Merger Agreement, will be filed with the Securities and Exchange Commission (the "SEC"). You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at WWW.SEC.GOV.

SUMMARY OF THE MERGER'S MATERIAL TERMS

This Summary highlights material information applicable to the Merger and does not contain all of the information that is important to you. To understand the Merger fully, you should read this entire Information Statement, including information incorporated by reference, and the additional documents referred to in this Information Statement.

Ophidian has supplied all information contained in this Information Statement relating to Ophidian Pharmaceuticals, Inc. and Ophidian Holdings, Inc., and Hemoxymed has supplied all information in this Information Statement relating to Hemoxymed, Inc. Neither the Company nor Hemoxymed makes any representation as to information contained in this Information Statement which is supplied by the other company.

       THE PARTIES TO THE MERGER

Ophidian Pharmaceuticals, Inc. (the "Company") was incorporated November 10, 1989, and commenced business operations on January 17, 1990. Primary business efforts were directed at the design, development and commercialization of cost effective therapeutic and diagnostic products for human and animal use, focusing principally on products for the prevention and treatment of infectious diseases. On May 26, 2000, due to lack of financing, the Company's Board of Directors took action to cease operations as a going concern, reducing the Company's workforce 80% by laying off research, development and operations personnel. Since mid-August 2000, the Company has retained only one Board-appointed administrative staff member to execute operations. On August 28, 2000, the Company's Board of Directors adopted resolutions to approve the sale of substantially all of its assets to Promega Corporation of Madison, Wisconsin pursuant to an Asset Purchase Agreement and to effect the subsequent dissolution of the Company. On September 1, 2000, the Company executed the Asset Purchase Agreement, and this sale closed on November 16, 2000. The bulk of the proceeds of this asset sale were distributed to stockholders in late April 2001. Since May 26, 2000, the Company has not conducted any active business operations.

The principal executive offices of the Company are located at 6320 Monona Drive, Suite 407, Madison, WI 53716, and the Company's telephone number is (608) 221-1192. Upon the consummation of the transactions contemplated by the Merger Agreement, the Company's principal executive offices will be located at Hemoxymed's principal executive offices at 325 Barracks Hill, Charlottesville, Virginia 22901.

Ophidian Holdings, Inc. ("Ophidian Holdings" or the "Merger Sub") was incorporated in Delaware in September 1998 as a wholly owned subsidiary of the Company for the anticipated purpose of holding certain real estate and manufacturing assets of the Company which were to be acquired as the Company developed its manufacturing capabilities. The real estate and other manufacturing assets were never acquired and Ophidian Holdings has remained a non-operating, wholly-owned subsidiary corporation.

Hemoxymed, Inc. ("Hemoxymed") was incorporated in California in 1995 as Hemox Therapeutics, Inc., and changed its name in February 2001 to Hemoxymed, Inc. Hemoxymed is a development stage corporation, which along with its French subsidiary, Hemox Therapeutics, SARL, is engaged in the development and commercialization of Hemoxygenation™, a process designed to increase tissue oxygenation for the treatment of a wide range of diseases. Hemoxymed's executive offices and principal operations are located at 325 Barracks Hill, Charlottesville, Virginia, 22901, and Hemoxymed's telephone number is (804) 984-2409.

       STRUCTURE OF THE MERGER

Pursuant to the terms of the Merger Agreement, Hemoxymed will merge with and into Merger Sub (the "Merger"), with Merger Sub as the surviving corporation, which will remain a wholly-owned subsidiary of the Company. Upon the effective date of the Merger, each of the 19,309,174 shares of Hemoxymed common stock outstanding immediately prior to the Merger will be converted into 0.983988 shares of the Company's Common Stock, and holders of record on August 17, 2001, of the 1,158,229 shares of the Company's outstanding Common Stock will be entitled to a stock dividend of 0.036046 shares of the Company's Common Stock. Accordingly and upon completion of the Merger, current stockholders of the Company will own approximately 5.94% of the outstanding Common Stock of the Company and current stockholders of Hemoxymed will own the remaining 94.06%--without regard to any Dissenting Shares, as that term is defined in the Merger Agreement, of Hemoxymed.

       REASONS FOR THE MERGER

Following the distribution in April 2001 of most of the proceeds from the sale in November of 2000 of substantially all of the Company's assets, the only remaining asset of the Company-aside from a limited pool of funds retained to cover the Company's remaining expenses-is the Company's status as a publicly-traded corporation. The principal purpose of the Merger is to allow the existing stockholders of the Company the potential to realize some value from this remaining asset by retaining a percentage interest in the Company whose subsidiary has received value from the Merger with Hemoxymed.

       MANAGEMENT OF THE COMPANY AND THE SURVIVING CORPORATION AFTER THE MERGER

The Company has agreed that upon the effective date of the Merger, each of the remaining officers and three directors of the Company will resign and Stephen K. Parks, Judson Cooper, and Joshua D. Schein (collectively, the "Designees") will fill those vacancies to become the new directors of the Company to serve the remainder of the respective terms of the resigned directors. Immediately thereafter, the new directors of the Company will appoint those individuals serving as executive officers of Hemoxymed immediately prior to the effective date to the same respective positions with the Company. Biographical information about the new directors and executive officers is provided in "Certain Information About the Company," below.

Ophidian Holdings will be the Surviving Corporation and will remain a wholly-owned subsidiary of the Company upon consummation of the Merger. As of the effective date of the Merger, the directors and officers of Ophidian Holdings will be the persons who served as the directors and officers of Hemoxymed immediately prior to the Merger.

       CLOSING CONDITIONS

The Merger is subject to various standard closing conditions, including the absence of any material adverse effect on the business of either party or any event that would prevent the consummation of the transactions contemplated by the Merger Agreement, or that would cause any of the transactions contemplated by such agreement to be rescinded following consummation of such transactions.

       TERMINATION OF THE MERGER AGREEMENT

The Merger Agreement may be terminated and the transactions abandoned under certain specified circumstances, including but not limited to the following; (a) by mutual written consent of the Company and Hemoxymed; (b) by either the Company or Hemoxymed, if any representation or warranty of the other party shall not have been true when made and such breach would have been or would be reasonably likely to have a Material Adverse Effect, or if any agreement or covenant by the other party has not been complied with, or if any of the conditions to such party's obligation to close the Merger shall not have been met or waived prior to such time as such condition can no longer be satisfied; and (c) by either the Company or Hemoxymed if the Effective Date shall not have occurred before September 1, 2001, unless the failure to consummate the Merger by such date shall be due to the action or failure to act of the party seeking to terminate the Merger Agreement

       EFFECTIVE DATE AND TIME

The Merger will be consummated and become effective at such time (the "Effective Time") and date (the "Effective Date") as the parties file a Certificate of Merger with the Secretary of State of the State of Delaware. Such filing is required by the Delaware General Corporation Law in connection with the Merger and will be made as promptly as practicable after the tenth day following the mailing of this Information Statement to the stockholders of the Company and the satisfaction or waiver of all other conditions to the Merger or on such date as may be mutually agreed by the parties to the Merger Agreement.

       ACCOUNTING TREATMENT

The Merger will be accounted for as a reverse acquisition with Hemoxymed deemed to be the acquiror under accounting principles generally accepted in the United States. As such, the Merger will be treated as an acquisition using the purchase method of accounting with no change in the recorded amount of Hemoxymed's assets and liabilities. The assets and liabilities of the Company that are acquired as a result of the Merger will be recorded at their fair market values.

       CERTAIN FEDERAL INCOME TAX CONSEQUENCES

It is intended that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). It is not expected that the Merger will result in any material federal income tax consequences to stockholders of the Company.

       REGULATORY APPROVAL

The Company and Hemoxymed each believe that no regulatory approvals are or will be required in connection with the Merger.

       CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING INFORMATION

Certain information contained in this Information Statement which does not relate to historical financial information may be deemed to constitute forward looking statements. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (as amended). This Information Statement contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of the Company, Merger Sub and Hemoxymed, and the effect of the Merger. Because such statements are subject to risks and uncertainties, actual results may differ materially from historical results and those presently anticipated or projected. The Company's stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Among the factors that could cause actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are those described in "Certain Information Regarding Hemoxymed--Risk Factors." Neither the Company nor Hemoxymed undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CERTAIN INFORMATION CONCERNING HEMOXYMED

       GENERAL HISTORY OF THE BUSINESS

Hemoxymed was founded in 1995 to leverage significant prior investment in a novel platform technology for increasing the amount of oxygen carried to the body's tissues using either a patient's own red blood cells or banked blood. The term "Hemoxymed" as used herein includes its subsidiary, Hemox Therapeutics, SARL. Since its inception, Hemoxymed has acquired the exclusive worldwide licenses to this novel technology, advanced the development of its therapeutic process, Hemoxygenation™, and has positioned itself to enter Phase I clinical trials.

The scientific founders, at the French National Research Council ("FNTC") in the Regional Blood Transfusion Center of Tours, developed the technological basis for Hemoxymed, with assistance from the Max-Planck Institute in Mulheim, Germany. The initial premise of their work was to investigate the use of red blood cells (RBCs) as drug delivery carriers. A significant focus of these initial efforts was Hemoxygenation - Oxygen Release Modification through the use of RBCs. The founders completed the preclinical development and the early stages of Phase I clinical development on the process. The funding for this initial work came from the Republic of France and the European Union, which invested approximately $8 million in direct costs in the program. However, due to programmatic changes at the FNTC, funding for the Regional Blood Transfusion Center was suspended and all research programs interrupted.

Hemoxymed was founded to acquire the exclusive worldwide rights held in abeyance by the FNTS for the use of RBCs as a carrier for therapeutics to improve oxygenation. The founders of Hemoxymed recognized the potential for advancing the core process to rapid commercialization in major markets. Hemoxymed had also observed a significant shift in the marketplace due to advancements in blood transfusion therapies and profoundly underserved clinical needs - a marketplace demanding novel and advanced therapies to improve tissue oxygenation. With limited investment to date, Hemoxymed has been able to acquire the base intellectual property; build upon the preclinical and clinical development efforts of the founders and leverage the $8 million previously invested in the process.

       TECHNOLOGY DESCRIPTION

Oxygenation

Oxygenation - the basis of life function - is the process whereby oxygen enters the lungs, is attached to hemoglobin in red blood cells for distribution throughout the body, and ultimately released to the tissues. Improved oxygenation provides for a unique therapeutic approach to a number of diseases and circumstances where insufficient oxygen is reaching the tissues or where increased oxygen would have a therapeutic benefit.

There are a number of clinical conditions and diseases which involve ischemia (reduced blood flow to tissues), hypoxemia (reduced levels of oxygen carried in the blood) or reduced tissue oxygenation. These conditions all require treatment to increase tissue oxygenation. Current therapies do not fully address the needs of the patients suffering from these diseases. Increased oxygenation - through Hemoxygenation - can significantly improve the clinical outcomes of these patients.

Hemoxygenation

The process of Hemoxygenation improves delivery of oxygen to the tissues and addresses the clinical needs dependent on improved oxygenation. The core of the Hemoxygenation process consists of a machine - the Hemoxygenator™ - and an oxygen release enhancer - ORMin™.

Human hemoglobin contains four sites to which oxygen molecules attach during the transfer from the lungs to red blood cells. Hemoglobin is a protein that allows for the release of oxygen, utilizing another molecule, 2,3 diphosphoglycerate (2,3 DPG). 2,3-DPG is an Oxygen Release Modifier (ORM). It is the 'glue' that holds the oxygen molecules to hemoglobin, and allows oxygen release to the tissues. Despite its ability to carry four oxygen molecules, human hemoglobin normally releases only 20-30% of transported oxygen to tissues.

In contrast to man, birds have inositol pentaphosphate (IPP) rather than 2,3-DPG as an ORM. IPP is more efficient than 2,3-DPG because more of the contained oxygen is released to tissues from bird hemoglobin than from human hemoglobin. ORMin is a proprietary formulation of Inositol Hexaphosphate (IHP), a compound with chemical properties very similar to that of IPP.

Insertion of ORMin into red blood cells can enhance the oxygenating capability of human hemoglobin. In other words, Hemoxygenation is a mechanism to achieve 'super-oxygenation' - the placement of ORMin into human red blood cells in order to increase the efficiency of oxygenation of the tissues.

Hemoxygenation consists of the following steps:
1.	Collection: Blood is taken from the patient by standard blood collection methods and drawn into the Hemoxygenator.
2.	Separation: In the Hemoxygenator, the red blood cells are separated from the plasma and white blood cells. The cells are then washed with saline and ORMin is added.
3.

Poration: The ORMin red blood cell mixture is cooled and directed into the Porator, where a specified osmotic pressure is applied, causing the red cells to swell and pores on the surfaces of the cells to open. The ORMin enters the RBCs through these pores.

4.

Rejuvenation: The red blood cells, now containing ORMin, are warmed. The Rejuvenation solution, including adenosine tri-phosphate (ATP) and saline, is applied to the cells, causing the pores on the surface of the red blood cells to decrease in size and returns the cells to normal function.

5.

Return: The rejuvenated red blood cells are now ready for their return to the patient. The cells will either be collected for later transfusion, or remixed with plasma or a plasma extender/substitute and transfused directly from the Hemoxygenator back to the patient.

       MARKETS

Hemoxygenation treats people suffering from ischemia (decreased delivery of blood to the tissues) or hypoxemia (inability to effectively transport oxygen from the lungs to red blood cells). There are at least five major clinical indications, paralleling the major stages of oxygenation. Each indication deals with a relative or absolute oxygen deficiency that can be addressed with improvement in release of oxygen in the tissues.

Chronic Obstructive Pulmonary Disease (COPD)

COPD is any progressive disease of the lungs that reduces the amount of oxygen available for passage on to red blood cells. Emphysema and chronic bronchitis are the two most common forms of COPD. COPD affects approximately 18.8 million patients in the US and an estimated 29.5 million patients in Europe and 7.6 million in Japan.

COPD is typically an irreversible lung condition because it results from damage to the respiratory tract. This damage is usually in the alveoli, preventing the normal transfer of oxygen from the lungs to the RBCs. Treatment includes a number of medications to open the airways and reduce inflammation. In addition, patients receive inhaled oxygen and physical therapy. The oxygen reduces the strain on the body and increases energy available for daily activities. There is clinical evidence that patients who undergo oxygen therapy live longer.

Chronic Heart Failure (CHF)

CHF is a progressive disease causing weakness of the heart muscle and results in decreased circulation to the tissues. The inability of patients suffering from CHF to adequately pump blood significantly affects their daily life. Even routine stress, such as household chores, can lead to heart attacks and exhaustion. Heart disease is the leading cause of death in the US, and ischemic heart disease, a form of CHF, comprises 25% of all heart disease related deaths. CHF affects approximately 5.3 million people in the US, 8.5 million patients in Europe, and 2.1 million in Japan.

Anemia

Anemia is a decrease in the amount of normal hemoglobin that leads to a corresponding decrease in the oxygen carrying capacity of blood. Anemia affects 5.3 million patients in the US, 8.5 million patients in Europe, and 2.1 million in Japan. There are many types of anemia, and they have various causes. Some anemias may be caused by infection, disease, a reduction in hematocrit or bone marrow problems. Others result from medication problems or poor nutrition. Anemia causes fatigue, which can often be extreme, due to the lack of hemoglobin to transport oxygen to the tissues. Anemia is treated primarily with oxygen therapy and blood transfusions.

Peripheral Vascular Diseases (PVD)

PVD are conditions that narrow or block blood vessels, reducing the blood flow through the circulatory system. PVD includes conditions such as atherosclerosis and arteriosclerosis. PVD affects a very large population, occurring in about 12 percent of people age 65 to 70 and in about 20 percent of those over age 75. However, those patients suffering from chronic PVD, where the symptoms have become extremely painful and detrimental to the patients' health, affects approximately 450,000 patients in the US, 720,000 patients in Europe, and 180,000 in Japan.

The reduction of blood flow decreases the amount of oxygen that reaches the tissues. PVD often results in extreme discomfort and pain. The leg pain is called "intermittent claudication." It is a cramp-like pain that occurs during walking. It may worsen when walking fast or uphill but stops with rest. As the arteries become more narrowed, the pain may even occur at rest. In the most severe cases, blood-starved tissues can begin to die. This can lead to painful sores or ulcers on the lower leg, toes or ankle and may lead to gangrene. If left untreated, toes or a whole foot may need to be amputated.

Transfusion

There are other applications for Hemoxygenation such as allotransfusion (the traditional collection and storage of single units of blood for subsequent transfusion); autotransfusion (real time or planned processing and return of a patient's own blood); blood recovery during surgery; and, treatment of donated blood.

Allotransfusion & Donated Blood

There is a growing demand for blood stored for subsequent transfusion. However, the amount of blood and number of blood donors is decreasing. The World Health Organization estimates that the worldwide demand for banked blood is 100 million units per year. Approximately 14 million units (including 1 million autologous) of blood are donated annually in the US by about 8 million volunteers. These donated units are transfused into over 4 million patients.

Increasing the utility of the declining supply of banked blood through Hemoxygenation could reduce the amount of blood necessary to satisfy the demand for blood. A patient could receive less than one unit of blood worth of Hemoxygenated RBCs, in combination with natural plasma or synthetic plasma substitutes, to receive the benefit of a whole unit of blood. This also has applications for military use, where storage and movement of blood supplies has crucial logistical implications. Hemoxygenating banked blood can reduce the amount of blood that needs to be stored and transported.

Auto-Transfusion (Real-Time & Stored)

Autologous blood transfusion is the collection and reinfusion of the patient's own blood or blood components. Due to concerns about the transmission of disease through allogeneic blood transfusion (transfusion of blood from a donor other than the patient) has resulted in a dramatic increase in autologous blood transfusion. Autologous blood transfusion is used mostly for patients undergoing planned surgical procedures where blood loss is anticipated to be high. The National Institutes of Health has suggested guidelines for the use of autotransfusion. It is recommended that patients planning to undergo surgery for coronary artery bypass grafts, total knee replacement, total hip replacement, major spine surgery, major vascular surgery and other planned, highly invasive surgeries, such as prostatectomies, should consider autotransfusion in preparation for surgery. It is estimated that 1.9 million of these planned, invasive surgical procedures will be conducted in 1999 in the US, 3 million in Europe and 800,000 in Japan.

       MARKETING AND SALES

Hemoxymed is confronted with three distinct parties to which it can market and sell machines and disposables: Prescriber, Provider, and Patient.

Prescriber

The Prescriber is the physician or health care practitioner who would recommend Hemoxygenation as a treatment for patients with specific disease states. Physicians will be the most important component of the Hemoxymed marketing plan. Convincing physicians of the therapeutic benefits that can be achieved through Hemoxygenation will translate into significant sales.

Provider

The Provider is the hospital based transfusion center or independent clinic performing the transfusion and blood processing services. The Provider would also perform the blood collection and storage services. Patients who would benefit from Hemoxygenation would receive their treatment through the Provider. Providers will be a target of Hemoxymed's marketing efforts, as they will understand the utility of the treatment, adopt the machines and begin to implement the therapy.

Patient

Although it is impractical to educate individual patients about Hemoxygenation, there are certain disease related patient groups and organizations that would be interested in Hemoxygenation. Given the increasing use of 'direct to consumer' advertising, these groups could be instrumental in encouraging adoption of Hemoxygenation as a standard of care for specific diseases.

Hemoxymed intends to develop an independent marketing and sales force focused on providers (hospital based or affiliated blood banks or infusion therapy centers and independent clinics) and prescribers (physicians treating patients with inadequate oxygenation). Hemoxymed will not be involved in the reimbursement process, but will sell Hemoxygenators and therapeutic kits (Porator, Rejuvenator, ORMin and solutions) directly at prices targeted to allow the Providers and Prescribers to be covered by the various health insurance schemes. Finally, Hemoxymed intends to use direct-to-consumer marketing and other efforts to target certain patient groups who have organized themselves due to their particular disease and who would benefit from Hemoxygenation.

Hemoxymed's direct sales force will implement the marketing plan and complete the sales of machines and disposable kits. Hemoxymed believes that due to the limited number of purchasers and their locations, the market will be readily identifiable and reachable. The direct sales force will also assist in the training of technicians on how to safely and properly operate Hemoxygenators. Hemoxymed will consider strategic sales and marketing relationships for the conduct of sales outside the United States.

       CLINICAL DEVELOPMENT PLAN

Hemoxymed has prepared a detailed clinical development plan, in conjunction with outside consultants, clinicians and regulatory experts, to address the various potential regulatory applications for Hemoxygenation. The plan accounts for the differences between the US, European and Japanese regulatory schemes. Prior studies conducted by Hemoxymed and by the French scientific founders serve as the basis for this plan.

Clinical studies will be conducted by contract research organizations (CRO) and managed by Hemoxymed. Hemoxymed is already soliciting bids from various CRO's for the implementation of the Phase I clinical study. In addition, Hemoxymed is planning to arrange a meeting with the FDA prior to the initiation of Phase I clinical studies. That meeting will be intended to solicit FDA input into the final clinical plan design and determine any potential issues the FDA might raise throughout the regulatory approval process.

Clinical Development Timeline
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Hemoxymed's clinical development plan is to initiate a Phase I study on the use of Hemoxygenation to treat ESRD. This first clinical trial will study the use of Hemoxygenation to treat a well-defined and small population affected by anemia associated with ESRD. These patients have kidney failure severe enough to require hemodialysis. While nearly all of these patients have anemia, which is usually responsive to erythropoietin, there is a well-defined subset with persistent symptomatic anemia, manifested by angina or heart failure despite periodic transfusions. Although a smaller market than other potential applications for Hemoxygenation, the well defined patient population and easily discernible clinical benefits for this population make it an ideal base for other clinical trials. This focused approach is also a beneficial strategy for presenting the initial clinical indication to the FDA. Results from the various phases of the ESRD trial can be utilized in the clinical development for other chronic therapies, as well as a basis for using Hemoxygenation in allotransfusion.

Subsequent to commencing the studies of Hemoxygenation in ESRD, Hemoxymed will initiate, in a staggered fashion, clinical development for other therapies. It is Hemoxymed's intention to begin Phase I-II trials for autotransfusion upon the completion of the Phase I trials for ESRD. The clinical indication for autotransfusion will be focused on the use of Hemoxygenation in conjunction with specific elective surgeries, knee and hip replacements or prostatectomy, where improving oxygenation will have a clearly discernable benefit and autotransfusion is already the standard of care. Hemoxymed believes that the success of single unit therapy studied for ESRD will provide solid basis for instituting accelerated Phase I-II trials for autotransfusion.

The clinical results in the ESRD and autotransfusion clinical trials will, in turn, support the commencement of clinical trials for CHF and COPD. COPD, which will also commence with a Phase I-II clinical trial, will be the third clinical indication to be studied by Hemoxymed. Phase I-II clinical trials for CHF will be initiated upon completion of the Phase I-II trial for COPD.

Clinical development of other indications, such a PVD and treatment of patients undergoing cancer chemotherapy, will be addressed once the development of the initial indications is well underway.

       MANUFACTURING

Given the variables and costs, Hemoxymed will outsource a number of product related functions. Hemoxymed does not anticipate manufacturing Hemoxygenators but rather, outsource this manufacturing process. The manufacture of disposables and the preparation of solutions will initially be outsourced (particularly during clinical trials). However, Hemoxymed is planning to manufacture and assemble disposable kits in-house as barriers to their production are low and significant cost savings can be attained.

       COMPETITION

There are four categories identified by Hemoxymed where companies are developing technologies and therapeutics that may be considered competitive to Hemoxygenation.

Of all of these therapeutics, the Hemoxygenation process is the most natural and the most physiologically similar to what actually occurs in the body. Hemoxygenation takes a substance that is commonly produced in nature and uses physical mechanisms to insert it into RBCs. The solutions that Hemoxymed uses to process the RBCs, such as saline and ATP, are also safe and natural. Although Hemoxygenated blood can be collected allogeneically, and therefore cleaned and sterilized, it can also be used autologously, processing the patient's own blood - the safest and most physiologically compatible alternative.

Blood and Hemoglobin Substitutes

The hemoglobin and blood substitutes are intended to provide a patient with both blood volume and an increase in oxygenation capability. The substitutes are derived either from bovine or human hemoglobin. The hemoglobin is collected, purified and cleaned. It is often linked with a another materials such as a polymer as raw hemoglobin outside the RBC is toxic to the kidneys and can cause vasoconstriction.

Although the shelf-life of these substitutes is long, the therapeutic effect they provide is short lived. The oxygenation increase that hemoglobin substitutes can provide lasts only a few hours, one day at the most. This is due to the fact that the hemoglobin substitutes are administered intravenously yet reside outside the RBCs and are quickly removed from the body, primarily by the kidneys. These therapeutics are, therefore, intended to be applied as acute intervention in the case of a trauma or during surgery when the need is temporary.

Hemoxymed does not believe that these preparations will be competitive with Hemoxygenation. Firstly, Hemoxygenation is not envisioned to be used solely as acute intervention in trauma and emergency circumstances. Because of its long-lasting effect, it may be used for both emergency as well as planned surgeries, Hemoxygenation has a significant advantage over synthetic blood substitutes. Secondly, Hemoxygenation has a distinct advantage in planned surgeries because of its potential capability for real-time processing and reinfusion of blood collected and returned to the patient during surgery - an application of the technology that Hemoxymed intends to develop in the future. Such reinfusion would use the patient's own blood - the most physiologically compatible alternative - rather than a synthetic substitute.

Oxygen Therapeutics

A number of companies are focusing on the development of oxygen carrying emulsions. Oxygen emulsions are different from the compressed oxygen canisters that supply oxygen gas for standard oxygen therapy. The emulsion preparations are intended to be inhaled or injected and contain higher levels of oxygen than available from gas. The intent is to increase the amount of oxygen available for update by the RBCs from the lungs. However, in lung, blood and cardiovascular diseases there remains an underlying abnormality affecting the uptake or delivery of oxygen to the tissues. It is possible that oxygen therapeutics, including inhaled oxygen, could be considered adjunctive therapies to Hemoxygenation. The combination of increased oxygen release with an increase in the amount of oxygen available for uptake could be highly effective.

Hemoglobin Enhancers

The hemoglobin enhancers are the most akin to the Hemoxygenation process - they are intended to affect how natural human hemoglobin interacts with oxygen molecules in order to increase oxygenation. Nevertheless, Hemoxygenation remains the most appropriate and clinically effective of any of the enhancers. In addition, the therapeutic lifespan of Hemoxygenation far outlasts any of its potential competitors.

Oxygen Therapy

Standard oxygen therapy, whereby a patient is treated with oxygen from a pressurized oxygen cylinder, is most often used to enhance the oxygen blood level. Although standard oxygen therapy is the most common method to increase blood oxygen levels, it does not adequately address the physiological restrictions that can prevent delivery of that oxygen to the tissues.

       PATENTS

Hemoxymed strongly believes in securing and maintaining a strong competitive position through the filing and prosecution of patents and trademarks. To date, Hemoxymed has received three issued US patents with corresponding foreign filings and issuances in many major jurisdictions.

Name
Apparatus for Causing Medicinal Products to Penetrate into
   Red Blood Cells
Apparatus for Encapsulating Biological Active Substances
   Into Erythrocytes
Encapsulating Biological Active Substances into Erythrocytes

US Patent 5,589,389 4,752,586 4,652,449	Date of Issuance December 31, 1996 June 21, 1988 March 24, 1987

Additional areas Hemoxymed is exploring to expand its intellectual property estate include:

  Improvements to the Hemoxygenator and its internal processes
  ORMin as well as its manufacture and use.
  Improvements to the Porator and its proprietary use
  Proprietary aspects of the disposables and solutions contained in the kits

       REGULATION

It is likely that ORMin and the Hemoxygenation process will come under review of various centers at the US Food and Drug Administration (FDA). However, Hemoxymed anticipates that much of the review will not be unduly burdensome or critical because the FDA has already reviewed many components of the Hemoxygenation process.

Blood: Blood is a regulated substance. Because the Hemoxygenation process is premised on the processing of human blood Center for Drug Evaluation and Research (CBER) will review it as a biological product. However, there is a long history of providing licenses for the use and processing of RBCs. The standards, therefore, are well known and Hemoxymed is already meeting those standards during the implementation of its clinical studies.

ORMin: ORMin, as a chemical additive and therapeutic treatment in the Hemoxygenation process, will likely be regulated by the FDA as a drug and therefore will require an Investigational New Drug (IND) submission to be reviewed by (CDER). However, Inositol is already viewed as a Generally Recognized as Safe (GRAS) food additive and IHP is naturally found in numerous foods. In addition, Hemoxymed's own preclinical and initial clinical studies have demonstrated the safety of ORMin in animals and humans. Hemoxymed understands that toxicity and efficacy will still be at issue during the FDA review. Hemoxymed believes that the FDA will place particular emphasis on the difference between the amount of IHP necessary for Hemoxygenation as compared with the levels of IHP found naturally in the body. Nevertheless, Hemoxymed expects that the clinical trial design and implementation will not be the same for Hemoxygenation as it would be for a novel, new drug.

Hemoxygenator: Hemoxymed believes that the FDA will review the Hemoxygenator machine, and associated disposable components and solutions, as a medical device. Device review is under the auspices of the Center for Devices and Radiological Health. Hemoxymed believes that it will receive favorable treatment from the FDA because the Hemoxygenator is an adaptation of a device previously approved under the 510K regulations. The base machine is not significantly altered to arrive at the Hemoxygenator.

       EMPLOYEES

Hemoxymed currently has four full-time employees and one consultant, each of whom are listed below:

Stephen Parks, President and Chief Executive Officer: Mr. Parks has extensive experience in managing and leading successful medical device companies. Mr. Parks was President and CEO of Medical Innovations Corporation from inception through to its sale. Previously, Mr. Parks was the Quality Control Manager at HDC Corporation, a start-up manufacturer of implantable blood access devices. Prior to that, Mr. Parks was a Regulatory Affairs Officer with Abbott Laboratories parenteral solutions group and a Microbiologist with Baxter Travenol. Mr. Parks holds a B.S. in Microbiology from Auburn University.

Edward Leary, Chief Financial Officer: Mr. Leary has been a key manager in creation of value at a series of high-profile ventures. From 1993 to 1998, Mr. Leary was Controller of Visio Corporation, a software developer, assisting in its IPO in 1995 as well as managing six acquisitions of other firms. Prior to that, Mr. Leary held the position of Chief Financial Officer with Medical Innovations Corporation. Mr. Leary was also a Financial Analyst with Advanced Micro Devices, a semiconductor manufacturer. Mr. Leary holds a B.S. in Business Administration from Indiana University of Pennsylvania and is a certified public accountant.

Daren Stewart, Director of Engineering: Mr. Stewart brings with him extensive experience as a senior medical device research and design manager with a number of leading health care companies. Mr. Stewart was the lead engineer at Medical Innovations Corporation. He has subsequently held the position of Engineering Manager at Oratec Interventions, Senior Project Engineer at Indigo Medical (now a division of Johnson and Johnson), and Design Engineer for Laserscope Surgical Systems. Mr. Stewart holds a Master of Science in Engineering Management from Santa Clara University and a Bachelor of Science in Mechanical Engineering from Cal Poly State University, San Luis Obispo.

Yann Godfrin, Ph.D., Project Manager: Dr. Godfrin has significant academic experience as a biomedical engineer and is leading Hemoxymed's product development efforts in France. Dr. Godfrin has a Ph.D. in Life and Health Sciences from the University of Nantes (France) and also holds an Extensive Study Diploma (with distinction) in Biomedical Sciences from the University of Technology of CompiÀ gne (France), a Biomedical Engineer Diploma from the University of Technology of CompiÀ gne (France), and a Superior Technician Diploma (with distinction) in Electricity, Industrial Computing and Automation from the University of Nancy (France).

Gilles Avenard, M.D., Consultant, Hemoxymed EURL: Dr. Avenard leads Hemoxymed's efforts in France and has extensive biomedical product development experience. Previously, Dr. Avenard was Director of Preclinical Development with Hoechst Marion Roussel. Dr. Avenard was also Medical Director of Bio-Transfusion, a joint venture of the FNTS. Dr. Avenard has over 15 years of research and development experience concerning the development of a wide range of biologic, pharmaceutical and medical products.

       LEGAL PROCEEDINGS

Hemoxymed is not a party to any material legal proceedings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth certain statement of operations data of Hemoxymed for the cumulative period from inception (February 22, 1995) to December 31, 2000 and for each of the years ended December 31, 2000 and December 31, 1999.
	December 31, 2000 1999		Cumulative Inception to December 31, 2000

Grant revenues	$0	$14,963	$14,963
Research & development expenses	$119,374	$762,349	$1,336,521
General and administrative expenses	$56,978	$195,966	$364,260
Loss from operations	$(176,352)	$(943,352)	$(1,700,780)
Interest (income) expense, net	$1,459	$(8,298)	$(26,776)
Other (income)	$(9,189)	$(18,014)	$(27,284)

       GRANT REVENUES

Hemoxymed received an employment grant of $14,963 for the year ended December 31, 1999 from L'Agence Nationale De Valorisation De La Recherche in Paris, France. The employee to which this employment grant applied was not an employee in the year ended December 31, 2000. As a result, no grant revenue was earned.

       RESEARCH AND DEVELOPMENT

Hemoxymed's research and development expenses focus entirely on improving tissue oxygenation by increasing oxygen release from hemoglobin to provide therapeutic value to patients. Research and development expenses consist primarily of personnel, contract services, occupancy and supplies costs required to conduct Hemoxymed's product and clinical development efforts.

Research and development expenses for year 2000 decreased primarily due to a lack of cash. Research and development expenses for year 2000 and 1999 consisted primarily of preclinical development of Hemoxygenation. In 1999 Hemoxymed received Ethics Committee approval to begin Phase I clinical studies in France. Hemoxymed also had a favorable pre-IND (Investigational New Drug) meeting with FDA.

       GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for year 2000 decreased primarily due to a lack of cash. General and administrative expenses for year 2000 consisted primarily of legal and accounting expenses and patent maintenance costs. General and administrative expenses for year 1999 consisted primarily of personnel costs, legal expenses and expenses associated with raising additional financial investment.

       INTEREST INCOME AND EXPENSE

Interest expense increased $1,062 to $1,470 in year 2000 due to higher average debt levels. Interest income decreased $8,695 to $11 in year 2000 as a result of lower average cash balances.

       OTHER INCOME

Other income consists entirely of foreign exchange transaction gains.

       LIQUIDITY AND CAPITAL RESOURCES; PLAN OF OPERATIONS

At December 31, 2000, Hemoxymed had cash and cash equivalents of $22,535, negative working capital of $601,645 and stockholders equity of $(407,389).

As a result of its limited cash balances, losses to date, negative working capital, and accumulated deficit, the independent accountants' report on Hemoxymed's financial statements for the year ended December 31, 2000 contains an explanatory paragraph indicating that there is a substantial doubt about Hemoxymed's ability to continue as a going concern. Hemoxymed's survival is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitable operations.

Management is endeavoring to obtain funding through private placement after the completion of the Merger with Ophidian. This financing will allow Hemoxymed to resume operations and enter Phase I clinicals. Significant additional investment subsequent to this funding will be required before Hemoxymed can attain profitable operations.

Hemoxymed anticipates that it will continue to incur significant losses until successful commercialization of its technology generates sufficient net revenues to cover all costs of operation. As a development stage company, Hemoxymed has a limited relevant operating history upon which an evaluation of its prospects can be made. Hemoxymed's prospects must, therefore, be evaluated in light of the problems, expenses, delays and complications associated with a new business. As a result of the development-stage nature of Hemoxymed's business, additional operating losses can be expected. There can be no assurance that Hemoxymed can be operated profitably in the future. See Note 1 of the Notes to the Hemoxymed's Consolidated Financial Statements.

RISK FACTORS

The following matters, among others, may have a material adverse effect on the business, financial condition liquidity, results of operations or prospects, financial or otherwise, of Hemoxymed
DEVELOPMENT STAGE COMPANY; LIMITED OPERATING HISTORY; NO PRODUCT REVENUES AND NO ASSURANCE OF PROFITABILITY; NEED FOR SUBSTANTIAL ADDITIONAL FUNDS

Because Hemoxymed's products are in an early stage of development, Hemoxymed has not received regulatory approval for any of its products nor has it released any products for commercial sale; therefore there can be no assurance that Hemoxymed will succeed in commercializing its products.

Hemoxymed's long-term viability and growth will depend on the successful commercialization of products resulting from its development activities, including Ormin, the Hemoxygenator and the Hemoxygenation process. Hemoxymed has a dependence on and need for third party relationships, particularly with the development of the Hemoxygenator. All of Hemoxymed's potential products and production technologies are in the research or development stages and Hemoxymed has generated no revenues from product sales. Hemoxymed will need to conduct significant additional development, laboratory and clinical testing and invest significant additional amounts of capital before it can commercialize its products. There can be no assurance that Hemoxymed will develop or produce products with commercial potential or that Hemoxymed will secure market acceptance for its products. The failure to commercialize its potential products will adversely affect Hemoxymed's business, financial condition and results of operations. In addition, the research, development, testing, clinical trials and obtaining the necessary regulatory approvals with respect to any given product will take many years and thus delay Hemoxymed's receipt of revenues, if any, from any such products. In addition, potential products that appear promising at early stages of development may fail for a number of reasons, including the possibility that the products:

  may be ineffective;

  may cause harmful side effects; or

  may be too expensive to manufacture.

Hemoxymed's products may also fail to receive regulatory approval. In addition, even after regulatory authorities approve Hemoxymed's products, the products may fail to achieve market acceptance.

Since Hemoxymed has a limited operating history, a history of operating losses and expects to generate operating losses for the foreseeable future, Hemoxymed may not achieve profitability for some time, if at all. Hemoxymed is focused on product development and it currently has no sales. The process of developing Hemoxymed's products requires significant pre-clinical testing and clinical trials as well as regulatory approvals for commercialization and marketing before Hemoxymed can begin to generate any revenue from product sales. In addition, commercialization of Hemoxymed's products will require it to establish a sales and marketing organization and contractual relationships to enable product manufacturing and other related activity. Hemoxymed expects that these activities, together with its general and administrative expenses, will result in substantial operating losses for the foreseeable future. As of December 31, 2000, Hemoxymed's accumulated deficit was $1,664,390. Hemoxymed will need additional funds in the future to continue its operations, but Hemoxymed faces uncertainties with respect to its access to capital that could adversely impact its business, financial condition, and results of operations. Hemoxymed will require substantial future capital in order to continue to conduct the research and development, clinical studies and regulatory activities necessary to bring Hemoxymed's therapeutic products to market and to establish production, marketing, and sales capabilities. There can be no assurance that any subsequent funding will satisfy Hemoxymed's capital requirements. The failure to satisfy such capital requirements will adversely affect Hemoxymed's business, financial condition, and results of operations. Hemoxymed's future capital requirements will depend on many factors, including the progress of pre-clinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing and prosecuting patent applications and the establishment of strategic alliances and activities required for product commercialization. Hemoxymed believes that it will require a minimum of $4 million in funding to prove the efficacy of the Hemoxygenation technology via clinical trials in Europe.

Hemoxymed may seek additional funding through strategic alliances, private sales of its securities, public sales of its securities (dependent upon the Merger with Ophidian Pharmaceuticals, Inc.) or by licensing all or a portion of its technology. Such funding may significantly dilute existing shareholders or may limit Hemoxymed's rights to its currently developing technology. There can be no assurance, however, that Hemoxymed can obtain additional funding on reasonable terms or at all. If Hemoxymed cannot obtain adequate funds, it may need to significantly curtail its product development programs and/or relinquish rights to its technologies or product candidates. If Hemoxymed's products fail in clinical trials or if Hemoxymed cannot enroll enough patients to complete its clinical trials there may be an adverse effect on Hemoxymed's business, financial condition, and results of operations.

       DEPENDENCE ON AND NEED FOR THIRD PARTY RELATIONSHIPS

Hemoxymed's business strategy is to utilize the expertise and resources of third parties in a number of areas including: pre-clinical and clinical trials for the development products, regulatory approvals, development and manufacture of the Hemoxygenator, manufacture of kits and solutions, and sales and marketing of Hemoxymed's products. This strategy of reliance on third party relationships creates risks to Hemoxymed by placing critical aspects of Hemoxymed's business in the hands of third parties who Hemoxymed may not be able to control as effectively as its own personnel. If these third parties do not perform in a timely and satisfactory manner, Hemoxymed may incur additional costs and lose time in its development and clinical programs as it seeks alternate sources of such products and services, if available. The effect of such costs and delays may have a material adverse effect on Hemoxymed.

       NEED FOR CLINICAL DATA

In order to sell Hemoxymed's products, Hemoxymed must receive regulatory approval for its products. Before obtaining regulatory approvals for the commercial sale of any of its products under development, Hemoxymed must demonstrate through pre-clinical studies and clinical trials that the product is safe and effective for use in each target indication. Therefore, if Hemoxymed's products fail in clinical trials, there will be an adverse effect on Hemoxymed's business, financial condition, and results of operations. In addition, the results from pre-clinical testing and early clinical trials may not be predictive of results obtained in later clinical trials. There can be no assurance that Hemoxymed's clinical trials will demonstrate sufficient safety and effectiveness to obtain regulatory approvals. The completion rate of Hemoxymed's clinical trials is dependent on, among other factors, the patient enrollment rate. Patient enrollment is a function of many factors including patient population size, the nature of the protocol to be used in the trial, patient proximity to clinical sites, and eligibility criteria for the study. Hemoxymed believes its planned procedures for enrolling patients are appropriate. However, delays in patient enrollment would increase costs and delay ultimate sales, if any, of Hemoxymed's products. Such delays could materially adversely affect Hemoxymed's business, financial condition, and results of operations.

       NO ASSURANCE OF REGULATORY APPROVAL OR COMPLIANCE

The regulatory process takes many years and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities are subject to varying interpretations that could delay, limit or prevent regulatory agency approval. Hemoxymed may also encounter delays or rejections based on changes in regulatory agency policies during the period in which it develops its products and/or the period required for review of any application for regulatory agency approval of a particular product. Delays in obtaining regulatory agency approvals could adversely affect the marketing of any products Hemoxymed develops. Such delays could impose costly procedures on Hemoxymed's activities and diminish any competitive advantages that Hemoxymed may attain which could materially adversely affect Hemoxymed's business, financial condition, and results of operations.

If the FDA grants approval for a drug or device, such approval may limit the indicated uses for which Hemoxymed may market the drug or device and this could limit the potential market for such drug or device. Furthermore, if Hemoxymed obtains approval for any of its products, the marketing and manufacture of such products remain subject to extensive regulatory requirements. Even if the FDA grants approval, such approval would be subject to continual review, and later discovery of unknown problems could restrict the products future use or cause their withdrawal from the market. Failure to comply with regulatory requirements could, among other things ,result in fines, suspension of regulatory approvals, operating restrictions and criminal prosecution. In addition, many countries require regulatory agency approval of pricing and may also require approval for the marketing in such countries of any drug or devices Hemoxymed develops.

Hemoxymed cannot be certain that it will obtain any regulatory approvals in other countries and the failure to obtain such approvals may materially adversely affect Hemoxymed's business, financial condition, and results of operations. In order to market Hemoxymed's products outside of the United States, Hemoxymed must comply with numerous and varying regulatory requirements of other countries regarding safety and quality. The approval procedures vary among countries and can involve additional product testing and administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries includes all of the risks associated with obtaining FDA approval detailed above. Approval by the FDA does not ensure approval by the regulatory authorities of other countries.

       MARKET ACCEPTANCE

There can be no assurance that any of Hemoxymed's products under development, if approved for marketing, will achieve market acceptance. If Hemoxymed's products do not receive market acceptance for any reason, it may adversely affect Hemoxymed's business, financial condition, and results of operations. The degree of market acceptance of any products Hemoxymed develops will depend on a number of factors including: the establishment and demonstration in the medical community of the clinical efficacy and safety of Hemoxymed products, their potential advantage over existing treatment methods and reimbursement policies of government and third-party payers, including insurance companies. Hemoxymed's competitors may also develop new technologies or products that are more effective or less costly, or that seem more cost-effective than Hemoxymed's products. Hemoxymed can give no assurance that physicians, patients, third-party payers or the medical community in general will accept and use any products that Hemoxymed may develop.

       NO CURRENT MANUFACTURING OR MARKETING CAPABILITIES

Hemoxymed has no internal manufacturing capability. Failure to successfully manufacture and market Hemoxymed's products could materially adversely affect Hemoxymed's business, financial condition, and results of operations. Hemoxymed intends to enter strategic alliances with other parties that have established commercial scale manufacturing and marketing capabilities. There can be no assurance that Hemoxymed will enter such strategic alliances on favorable terms, or at all. If Hemoxymed is unable to establish and maintain relationships with third parties for manufacturing sufficient quantities of its products that meet its planned time and cost parameters, the development and timing of its clinical trials as well as the commercialization of its products may be adversely affected. As an alternative, upon commercialization Hemoxymed may choose to manufacture such products on its own, which would require substantial additional funds.

To market any of Hemoxymed's products directly, Hemoxymed must develop a marketing and sales force with technical expertise and with supporting distribution capability. Alternatively, Hemoxymed may engage a pharmaceutical or medical device company with a large distribution system and a large direct sales force to assist it. There can be no assurance that Hemoxymed will successfully establish sales and distribution capabilities or gain market acceptance for its proprietary products. To the extent Hemoxymed enters into co-promotion or other licensing arrangements, any revenues Hemoxymed receives will depend on the efforts of third parties and there can be no assurance that Hemoxymed's efforts will succeed.

       UNCERTAINTY REGARDING PATENTS AND PROPRIETARY RIGHTS

Hemoxymed's success will depend in part on its ability to obtain and maintain patent protection for its technologies and to preserve its trade secrets. It is Hemoxymed's policy to file patent applications in the United States and selected foreign jurisdictions. Hemoxymed currently holds and maintains 3 issued United States patents and various related foreign patents. No assurance can be given that Hemoxymed's issued patents will provide competitive advantages for its technologies or will not be challenged or circumvented by competitors. With respect to already issued patents and any pending patent applications, there can be no assurance that claims allowed will be sufficient to protect Hemoxymed's technologies. In addition, there can be no assurance that any patents issued to Hemoxymed will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or commercial advantage to Hemoxymed. Hemoxymed also relies on trade secrets and proprietary know-how that it seeks to protect, in part, through confidentiality agreements with employees, consultants, collaborative partners and others. There can be no assurance that these agreements will not be breached, that Hemoxymed will have adequate remedies for any such breach or that Hemoxymed's trade secrets will not otherwise become known or be independently developed by competitors. Although potential collaborative partners and Hemoxymed's research partners and consultants are not given access to proprietary trade secrets and know-how until they have executed confidentiality agreements, these agreements may be breached by the other party or may otherwise be of limited effectiveness or enforceability. The ability to develop Hemoxymed's technologies and to commercialize products using such technologies will depend on avoiding the infringement of the patents of others. Although Hemoxymed is not aware of any claim of patent infringement against it, claims concerning patents and proprietary technologies determined adversely could have a material adverse effect on Hemoxymed. In addition, litigation may also be necessary to enforce any patents issued or licensed to Hemoxymed or to determine the scope and validity of third-party proprietary rights. There can be no assurance that Hemoxymed's issued patents will be held valid by a court of competent jurisdiction. Whether or not the outcome of litigation is favorable to Hemoxymed, the cost of such litigation and the diversion of Hemoxymed's resources during such litigation could have a material adverse effect on Hemoxymed. Hemoxymed could incur substantial costs in defending itself in suits that may be brought against it claiming infringement of the patent rights of others or in asserting Hemoxymed's patent rights in a suit against another party. Costs associated with patent litigation could materially adversely affect Hemoxymed's business, financial condition, and results of operations.

       NEED FOR THIRD PARTY CLINICAL RESEARCH ORGANIZATIONS

Hemoxymed does not have the ability to conduct all facets of its clinical trials independently. Hemoxymed intends to rely on clinical investigators and third-party clinical research organizations to perform a significant portion of these functions. If Hemoxymed cannot locate acceptable contractors to run this portion of its clinical trials or enter into favorable agreements with them, or if these third parties do not successfully carry out their contractual duties or meet expected deadlines, Hemoxymed will be unable to obtain required approvals and will be unable to commercialize its products on a timely basis, if at all.

       UNCERTAINTY REGARDING THIRD-PARTY REIMBURSEMENT

If Hemoxymed succeeds in bringing any of its proposed products to the market, there can be no assurance that third parties will consider the products cost-effective or provide reimbursement in whole or in part for their use. Hemoxymed's commercial success will depend in part on third-party payers agreeing to reimburse patients for the costs of products. Government health administration authorities, private health insurers and other organizations generally provide reimbursement. Third-party payers frequently challenge the pricing of new drugs and devices. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Therefore, third-party payers may not approve Hemoxymed's products for reimbursement. If third-party payers do not approve Hemoxymed's products for reimbursement, sales will suffer, as some patients will opt for a competing product that is approved for reimbursement. Even if third-party payers make reimbursement available, these payer's reimbursement policies may adversely affect Hemoxymed's ability to sell such products on a profitable basis. Moreover, the trend toward managed healthcare in the United States, the growth of organizations such as health maintenance organizations, and legislative proposals to reform healthcare, and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for Hemoxymed's products, which could adversely affect Hemoxymed's business, financial condition, and results of operations.

       DEPENDENCE UPON KEY PERSONNEL

Hemoxymed depends greatly on the principal members of its scientific and management staff, the loss of whose services might significantly delay or prevent the achievement of research, development, or business objectives and would materially adversely affect its business, financial condition, and results of operations. Hemoxymed's success depends, in large part, on our ability to attract and retain qualified management, scientific and medical personnel.

Hemoxymed expects that its potential expansion into areas and activities requiring additional expertise, such as further clinical trials, governmental approvals, contract and internal manufacturing and sales and marketing, will place additional requirements on its management, operational, and financial resources. Hemoxymed expects these demands will require an increase in management and scientific personnel and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel or to develop such expertise could materially adversely affect prospects for Hemoxymed's success.

       AN INABILITY TO COMPETE SUCCESSFULLY

Hemoxymed engages in a business characterized by extensive research efforts, rapid developments and intense competition. Hemoxymed cannot assure that its products will compete successfully or that research and development by others will not render its products obsolete or uneconomical. Hemoxymed's failure to compete effectively would materially adversely affect Hemoxymed's business, financial condition, and results of operations. Hemoxymed expects that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and price.

       TECHNOLOGICAL CHANGE AND UNCERTAINTY

Biotechnology and related pharmaceutical technology have undergone and should continue to experience rapid and significant change. Hemoxymed expects that the technologies associated with biotechnology research and development will continue to develop rapidly. Hemoxymed's future will depend in large part on its ability to maintain a competitive position with respect to these technologies. Any products or processes that it develops may become obsolete before it recovers any expenses incurred in connection with their development. Rapid technological change could make Hemoxymed's products obsolete, which could materially adversely affect its business, financial condition, and results of operations

       CONCENTRATION OF OWNERSHIP

Upon consummation of the Merger, Prism Ventures, LLC will beneficially own 14,464,623 shares of Ophidian's Common Stock or approximately 71.61% of the outstanding shares of Ophidian's Common Stock following the completion of the Merger. Accordingly, Prism Ventures LLC may be able to influence the outcome of shareholder votes, including votes concerning the election of directors, adoption of amendments to Ophidian's Articles of Incorporation and Bylaws and approval of mergers and other significant transactions.

       LIABILITY FROM POTENTIAL PRODUCT LIABILITY CLAIMS

In testing, manufacturing and marketing its products, Hemoxymed risks liability from the failure of products to perform as expected. Such risks exist even with respect to those potential products, if any, that receive regulatory approval for commercial sale. Although Hemoxymed will have product liability insurance and seek to obtain indemnification from licensees of the products, obtaining additional insurance or indemnification may be inadequate, unobtainable, or prohibitively expensive. Hemoxymed's inability to obtain sufficient insurance coverage on reasonable terms, or otherwise protect itself against potential product liability claims in excess of its insurance coverage, if any, could materially adversely affect Hemoxymed's business, financial condition and results of operations.

       ABSENCE OF DIVIDENDS

Hemoxymed has never paid dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Hemoxymed currently intends to retain its future earnings, if any, to fund the development and growth of its businesses and, therefore, does not anticipate paying any cash dividends in the foreseeable future.
LIMITATIONS ON BROKER-DEALER SALES OF COMMON STOCK; APPLICABILITY OF "PENNY STOCK" RULES; NO ASSURANCE OF QUALIFICATION FOR LISTING ON THE NASDAQ NATIONAL MARKET AND THE NASDAQ SMALLCAP MARKET

Effective November 7, 2000, the Common Stock was delisted from trading on The Nasdaq SmallCap Market. In order for the Common Stock to be listed again on The NASDAQ SmallCap Market, the Company must comply with the applicable requirements for initial inclusion on The Nasdaq SmallCap Market. To qualify for initial listing on The Nasdaq SmallCap Market, common and preferred stock must have a minimum bid price of $4.00. All companies listed on The Nasdaq SmallCap Market must meet specific corporate governance requirements, including distributing annual and interim reports, maintaining a minimum of two independent directors, holding an annual shareholder meeting, meeting quorum requirements, soliciting proxies, reviewing conflicts of interest, obtaining shareholder approval for certain corporate actions and providing certain shareholder voting rights. A company applying for listing on The Nasdaq SmallCap Market must meet three additional requirements: (a) the company must have either net tangible assets of more than $4 million, a market capitalization of $50 million or net income of $750,000; (b) the company must have a public float of 1 million shares; and (c) the market value of such public float must be more than $5 million. Additionally, the company must have a minimum of 300 round lot stockholders and there must be at least three market makers in the company's common stock. Failure by a company to comply with these requirements may result in the company's common stock not qualifying for listing on The Nasdaq SmallCap Market. If the Company intends to qualify for listing on the Nasdaq National Market, the Company must comply with certain initial listing requirements that are more stringent than the comparable initial listing requirements for the Nasdaq SmallCap Market.

Federal regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") regulate the trading of so-called "penny stocks" (the "Penny Stock Rules"), which are generally defined as any security not listed on a national securities exchange or The Nasdaq Stock Market ("Nasdaq"), priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. In addition, equity securities listed on Nasdaq that are priced at less than $5.00 per share are deemed penny stocks for the limited purpose of Section 15(b)(6) of the Exchange Act. Therefore, if the Common Stock is listed on The Nasdaq SmallCap Market, and the Common Stock is priced below $5.00 per share, trading of the Common Stock will be subject to the provisions of Section 15(b)(6) of the Exchange Act, which make it unlawful for any broker-dealer to participate in a distribution of any penny stock without the consent of the Commission if, in the exercise of reasonable care, the broker-dealer is aware of or should have been aware of the participation of a previously sanctioned person. In such event, it may be more difficult for broker-dealers to sell the Common Stock, and purchasers of shares of Common Stock may experience difficulty in selling such shares in the future in secondary trading markets.

While the Common Stock is excluded from The Nasdaq SmallCap Market, trading, if any, in shares of the Common Stock is subject to the full range of the Penny Stock Rules. Under Exchange Act Rule 15g-8, broker-dealers must take certain steps prior to selling a penny stock, which steps include: (a) obtaining financial and investment information from the investor; (b) obtaining a written suitability questionnaire and purchase agreement signed by the investor; (c) providing the investor with a written identification of the shares being offered and in what quantity; and (d) delivering to the investor a written statement setting forth the basis on which the broker-dealer approved the investor's account for the transaction. If the Penny Stock Rules are not followed by a broker-dealer, the investor has no obligation to purchase the shares. Accordingly, the application of the comprehensive Penny Stock Rules may make it more difficult for broker-dealers to sell the Common Stock and purchasers of shares of Common Stock may have difficulty in selling such shares in secondary trading markets.

       SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS

If the Merger is consummated, the success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of Hemoxymed, and numerous other factors beyond the Company's control. If the Merger is not consummated pursuant to the Merger Agreement and the Merger Agreement is terminated, Company management intends to proceed with liquidation and dissolution of the Company pursuant to the Plan of Dissolution previously approved by the stockholders.

CERTAIN INFORMATION CONCERNING THE COMPANY

       DISCONTINUED OPERATIONS

On May 26, 2000, due to lack of financing, the Company's Board of Directors took action to cease operations as a going concern, reducing the Company's workforce 80% by laying off research, development and operations personnel. Remaining management staff were retained for a reasonable time to wind down clinical trial and manufacturing operations and to continue efforts to actively seek potential commercial partners having strategic interests in markets served by the Company's products. Since mid-August 2000 the Company has retained only one Board-appointed administrative staff member to execute operations.

On August 28, 2000, the Company's Board of Directors adopted resolutions to approve an Asset Purchase Agreement with Promega Corporation ("Promega") and to effect the subsequent dissolution of the Company. On September 1, 2000, the Company executed the Asset Purchase Agreement with Promega to sell substantially all of its assets for $1,250,000 cash, a $250,000 promissory note, and the assumption of long-term debt of $2,000,000 (the "Asset Sale"). The Asset Sale Closed November 16, 2000. Other than activities related to winding down the Company's operations, closing the Asset Sale, maintaining the Company's public listing requirements, and preparing for the Merger, the Company has not conducted any business operations since May 26, 2000.

       STRATEGIC REPOSITIONING OF THE COMPANY

As a result of the strategic repositioning of the Company, under the rules of The Nasdaq Stock Market the Company is deemed to be a "shell" corporation, whose sole purpose is to locate and consummate one or more acquisition transactions with other entities. As a result, the Common Stock was delisted from the Nasdaq SmallCap Market on November 7, 2000. The Common Stock currently trades on the Over The Counter Bulletin Board under the symbol "OPHD."

       LEGAL PROCEEDINGS

As previously disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, Dr. Sean Carroll, co-founder and former Scientific Advisor to the Company, delivered to the Company on December 22, 2000, a claim under the terms of an indemnification agreement between the Company and him entered into in connection with his services to the Company as an advisor. The terms of the indemnification agreement included standard language intended to indemnify an advisor from any claims arising from advice given by him to the Company. His claim is for a portion of his legal fees incurred in litigation with his former spouse, totaling $51,200. Thereafter on February 22, 2001, Dr. Margaret van Boldrik, co-founder of the Company, Vice President, and director of the Company, delivered to the Company her claim for damages arising from an alleged conspiracy between Dr. Sean Carroll, her former husband, and the Company, to terminate her employment with the Company, among other things. Dr. van Boldrik claims an amount equal to that claimed by her former husband, Dr. Carroll.

At the February 23, 2001, meeting of the Board of Directors, the Board authorized the retention of attorney Michael Zaleski of the firm of Quarles & Brady, Madison, Wisconsin, to assess and address the claims of Drs. Carroll and van Boldrik. Mr. Zaleski advised the Board that both claims are without merit. At the March 28, 2001, meeting of the Board of Directors, the Board reviewed the assessment of the claims by Mr. Zaleski and directed that funds, sufficient in amount to defend and/or pay both claims, be retained and not distributed to stockholders pending a final disposition of both claims. The Board expects to contest both claims if legal proceedings are ever commenced against the Company.

       EMPLOYEES

The Company terminated approximately 80% of its employees on May 26, 2000. Over the following summer months of 2000, the Company terminated the employment of all of its remaining officers and employees except one, and currently the Company has only the one, part-time, Board-appointed, administrative staff person to maintain its operations through the Effective Date of the Merger.

       MARKET FOR THE COMMON STOCK

The Company's Common Stock is quoted on the OTC (Over-the-Counter) Bulletin Board and traded under the symbol, "OPHD". The Company's Common Stock was previously traded on the NASDAQ SmallCap Market under the same symbol and on the Pacific Exchange under the symbol, "OPD" prior to its delisting from those exchanges. The Company's Common Stock was delisted from the NASDAQ SmallCap Market effective November 7, 2000, because the aggregate value of the public float fell below the NASDAQ requirement of $1,000,000. The Company's Common Stock was delisted from the Pacific Exchange effective November 10, 2000, based on the Company's announcement of stockholder approval of proposals to sell substantially all of the Company's assets and to authorize the Board of Directors to implement a plan to liquidate, wind up, and dissolve the Company. The approximate number of record holders of the Company's Common Stock as of June 8, 2001, was 180. The Company estimates that as of such date there were more than 900 beneficial holders of the Company's Common Stock. Other than the dividend of $0.83 per share paid on April 30, 2001, to shareholders of record on April 23, 2001, in partial distribution of the proceeds of the Asset Sale to Promega, the Company has never declared nor paid dividends on its Common Stock and does not intend to do so for the foreseeable future.

       OTHER INFORMATION

Other information concerning the business of the Company and its results of operations and financial condition are incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 30, 2000, and the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001, to be filed with the SEC on or before August 14, 2001, and available upon request from the Company or electronically on EDGAR at www.sec.gov.
SECURITY OWNERSHIP PRIOR TO THE CLOSING OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the Company's securities as of August 1, 2001, by (a) each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's securities, (b) the directors of the Company, (c) the executive officers of the Company, and (d) all directors and executive officers as a group. As of August 1, 2001, a total of 1,158,229 shares of the Company's Common Stock, and 241,636 of the Company's Common Stock ($7.32) Purchase Warrants were issued and outstanding. The address for those individuals for which an address is not otherwise indicated is as follows: c/o Ophidian Pharmaceuticals, Inc., 6320 Monona Drive, Suite 407, Madison, WI 53716.
Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage Owned	Number of $7.32 Warrants Beneficially Owned (2)	Percentage Owned
Dr. Margaret B. van Boldrik (3)	167,350	14.4
Steven N. Bronson (4)	194,402	16.8
Dr. Peter Model (5)	63,190	5.5	5,625	2.3
Mr. William A. Linton (6)	64,125	5.5
Dr. W. Leigh Thompson (7)	3,255	*
Ms. Susan P. Maynard (8)	2,286	*
All Directors and Officers as a Group (4 persons) (9)(10)	236,081	20.4	5,625	2.3
*Less than 1%.
(1)

Includes ownership of shares of Common Stock plus options exercisable within 60 days of August 1, 2001. Shares of Common Stock subject to outstanding options are deemed outstanding for purposes of computing the percentage of ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership for any other persons.

(2)

The $7.32 exercise price listed reflects the original exercise prices for these warrants prior to the eight-for-one reverse split of the Company's Common Stock effective September 20, 1999 (the "Reverse Split"). Following the Reverse Split, and pursuant to the underlying warrant agreements governing the exercise and other terms of the Company's warrants, the per share exercise price is now $55.615 for these Common Stock purchase warrants.

(3)

Dr. van Boldrik's beneficial ownership includes 156,100 shares owned by Dr. van Boldrik, 5,625 shares held by the Willem Erin Samburu Carroll van Boldrik Trust A and 5,625 shares held by the Jan Patrick Jabiru van Boldrik Carroll Trust A. Dr. van Boldrik is the sole trustee for both trusts.

(4)

Includes 163,352 shares held by Catalyst Financial LLC, of which Mr. Bronson is the president and sole member and may be deemed to have voting and investment power over the shares. The business address for Mr. Bronson and for Catalyst Financial LLC is 10 South Street, Ridgefield, CT 06877.

(5)

Includes 51,250 shares held by the Model Charitable Lead Trust and Peter Model Trust II, for which Dr. Model is one of two co-trustees, and options to purchase 668 shares currently vested in the 1992 Stock Option Plan, which options expire in January 2007, and options to purchase 1,250 shares currently vested in the 1992 Stock Option Plan, which options expire in November 2009, and 625 shares current vested in the 1992 Stock Option Plan, which options expire in March 2010.

(6)

Includes 32,813 shares owned by Promega Corporation of which Mr. Linton is Chairman, President, and Chief Executive Officer and may be deemed to have voting and investment power over the shares. The business address for Mr. Linton and Promega Corporation is 2800 Woods Hollow Road, Madison, WI 53711.

(7)

Includes options to purchase 665 shares currently vested in the 1992 Stock Option Plan, which options expire in January 2006, and options to purchase 625 shares currently vested in the 1992 Stock Option Plan, which options expire in January 2007, and options to purchase 1,250 shares currently vested in the 1992 Stock Option Plan, which options expire in November 2009, and options to purchase 625 shares currently vested in the 1992 Stock Option Plan, which options expire in March 2010.

(8)	Includes options to purchase 2,224 shares currently vested in the 1998 Incentive Stock Option Plan, which options expire in November 2009.
(9)	Address is 6320 Monona Drive, Suite 407, Madison, Wisconsin 53716.
(10)	Includes options to purchase a total of 7,932 shares.
SECURITY OWNERSHIP FOLLOWING THE CLOSING OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below and the accompanying footnotes set forth the name and address of every person who, following the Closing, will be a director or executive officer of the Company, such directors and executive officers as a group, and other persons who will, to Hemoxymed's knowledge, own of record or beneficially more than five percent of the Company's issued and outstanding Common Stock. The following table assumes that the Closing has occurred and gives effect to (a) the issuance of 19,000,000 shares of Common Stock to the holders of Hemoxymed's common stock, and (b) the stock dividend of 0.036046 shares of Common Stock per share to the holders of the Company's Common Stock immediately prior to the Closing. Beneficial ownership and percentage ownership are determined in accordance with the Rules of the SEC.

Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage Owned
Prism Ventures LLC (2)	14,464,623	71.61
Judson A. Cooper (3)	14,637,786	72.46
Joshua D. Schein (4)	14,637,786	72.46
Stephen K. Parks (5)	1,272,991	6.30
Edward J. Leary (6)	339,475	1.68
All Directors and Officers as a Group (4 persons)	16,423,415	81.30

(1)

Includes ownership of shares of Common Stock plus options exercisable within 60 days of August 1, 2001. Shares of Common Stock subject to outstanding options are deemed outstanding for purposes of computing the percentage of ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership for any other persons.

(2)	Prism Ventures LLC is jointly owned by Mr. Cooper and Dr. Schein. The address for Prism Ventures LLC is 524 Clubhouse Road, Woodmere, NY 11598.
(3)

Includes 14,464,623 shares held by Prism Ventures LLC. Mr. Cooper is a member of Prism Ventures LLC and has voting and/or investment control over the shares held by it. Mr. Cooper's address is c/o Prism Ventures LLC, 524 Clubhouse Road, Woodmere, NY 11598.

(4)

Includes 14,464,623 shares held by Prism Ventures LLC. Dr. Schein is a member of Prism Ventures LLC and has voting and/or investment control over the shares held by it. Dr. Schein's address is c/o Prism Ventures LLC, 524 Clubhouse Road, Woodmere, NY 11598.

(5)	The address for Mr. Parks is c/o Hemoxymed, Inc. 325 Barracks Hill, Charlottesville, VA 22901.
(6)	The address for Mr. Leary is c/o Hemoxymed, Inc. 325 Barracks Hill, Charlottesville, VA 22901.

       CHANGES IN CONTROL

Beginning in the late summer of 2000, Mr. Steven N. Bronson and Catalyst Financial LLC, of which Mr. Bronson is the president and sole member, began acquiring shares of the Company's Common Stock. As of June 8, 2001, Mr. Bronson and Catalyst Financial LLC, collectively, held 194,402 shares or 16.8% of the Company's Common Stock. According to Mr. Bronson's Schedule 13D filings with the SEC, Mr. Bronson has acquired these shares in the belief that the Company's Common Stock was undervalued, and Mr. Bronson may increase or decrease his ownership interest, sell all or part of his shares or purchase additional shares in the open market or through privately negotiated sales or otherwise, or seek to acquire a controlling ownership interest in the Company. According to such SEC filings, Mr. Bronson has not reached any decision with respect to any of the foregoing actions.

       SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities and Exchange Act of 1934, as amended, (the "Exchange Act") requires officers and directors of the Company and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC and to furnish the Company with copies of all such forms they file with the SEC. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that during Fiscal 1999, all Section 16(a) filing requirements applicable to its officers, directors, and 10% stockholders were complied with. Promptly following the Closing, the Designees for director, the new executive officers, and the holders of 10% or more of the Company' Common Stock each will file a Form 3 in compliance with their respective Section 16(a) reporting obligations under the Exchange Act.

       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of August 1, 2001, Dr. van Boldrik, Vice President, director and co-founder of the Company, beneficially owned 167,350 shares. In exchange for 200,000 shares granted her in 1990, Dr. van Boldrik contributed all of her rights in the invention entitled "Antivenoms and Methods for Making Antivenoms," as well as a subsequent assignment in the same year of her rights to any patent application filed in connection with the Company's passive antibody technology. The Company determined that the transfer of Dr. van Boldrik's technology rights was adequate consideration for the issuance of these shares of Common Stock.

Fitchburg Research Park Associates Limited Partnership ("FRPA"), a Wisconsin limited partnership of which William A. Linton, former Chairman of the Board and director, is the sole general partner and holds a 50% ownership interest, was granted a Stock Warrant (the "FRPA Warrant") by the Company on January 17, 1990, designed to protect FRPA against dilution of its holdings in the Company due to the issuance of shares to employees of the Company pursuant to the Company's Stock Option Plans, FRPA is entitled to purchase one share for every four shares issued to employees pursuant to such Plans. FRPA may purchase a maximum of 14,286 shares under the FRPA Warrant; the exercise price thereunder is $0.02 per share.

The Company believes that each of the transactions set forth above as well as those currently in effect were entered into on (i) terms as fair as those that could be obtained from independent third parties, and (ii) were ratified by a majority (but no less than two) of the Company's independent directors who did not have an interest in the transaction and who had access to the Company's counsel at Company expense. All future transactions with the Company in which a director, officer, or 5% stockholder of the Company has a direct or indirect interest must (i) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties, and (ii) be approved by a majority of directors who have no direct or indirect interest in the transaction and who have access at Company expense to the Company's counsel or independent counsel.

       CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The current executive officers and directors of the Company, and their ages as of January 31, 2001, are as follows:
Name	Age	Position
Dr. Peter Model (1)	67	Chairman of the Board, Director
Dr. W. Leigh Thompson (1)	62	Director
Dr. Margaret B. van Boldrik (2)	45	Director, Co-founder, Vice President
Ms. Susan Maynard (2)	50	Secretary, Manager-Business Administration
(1) (2)	Member of Audit Committee Member of Executive Search and Review Committee

       DIRECTORS AND EXECUTIVE OFFICERS AFTER THE CLOSING

None of the Designees is currently an officer or director of, or holds any position with, the Company. The following table identifies each of the Designees and the executive officers of the Company who will take office at the Closing.
Name	Age	Position
Stephen K. Parks	48	Director, President and Chief Executive Officer
Judson A. Cooper	43	Director
Joshua D. Schein	41	Director
Edward J. Leary	42	Chief Financial Officer

The business experience of each of the foregoing persons is set forth below.

Stephen Parks, President and Chief Executive Officer: Mr. Parks has extensive experience in managing and leading successful medical device companies. Mr. Parks was President and CEO of Medical Innovations Corporation from inception through to its sale. Previously, Mr. Parks was the Quality Control Manager at HDC Corporation, a start-up manufacturer of implantable blood access devices. Prior to that, Mr. Parks was a Regulatory Affairs Officer with Abbott Laboratories parenteral solutions group and a Microbiologist with Baxter Travenol. Mr. Parks holds a B.S. in Microbiology from Auburn University.

Judson A. Cooper, Director: Mr. Cooper is a founder of SIGA Technologies, Inc. ("SIGA"), a publicly-traded biotechnology company, and served as its Chairman from August 1998 to April 2001. Mr. Cooper also served as SIGA's acting Chairman from April 1998 to August 1998, as a Director from December 1995 to April 2001, and as Executive Vice President from November 1996 to April 2001, and as its founding President from December 1995 to November 1996. Mr. Cooper is also a founder of DepoMed, Inc., a publicly-traded drug delivery company and served as a director of the company from December 1995 to June 1998. From January 1996 to August 1998, Mr. Cooper was an executive officer and a director of Virologix Corporation, a private biotechnology company which he co-founded and subsequently was acquired by Access Pharmaceuticals, a publicly-traded biotechnology company. From June 1996 to September 1998, Mr. Cooper was an executive officer and a director of Callisto Pharmaceuticals, Inc., a private biotechnology company which he co-founded. Since 1997, Mr. Cooper has been a principal of Prism Ventures LLC, a privately held limited liability company focused on the biotechnology industry. From September 1993 to December 1995, Mr. Cooper was a private investor. From 1991 to 1993, Mr. Cooper was a Vice President at D. Blech & Company, Incorporated, a merchant and investment banking firm focused on the biopharmaceutical industry. Mr. Cooper is a graduate of the Kellogg School of Management.

Joshua D. Schein Ph.D., Director: Dr. Schein is a founder of SIGA Technologies, Inc. ("SIGA"), a publicly-traded biotechnology company, and served as its Chief Executive Officer from August 1998 to April 2001. Dr. Schein also served as SIGA's acting Chief Executive Officer from April 1998 to August 1998, as Secretary and a Director from December 1995 to April 2001, and as Chief Financial Officer from December 1995 until April 1998. Dr. Schein is also a founder of DepoMed, Inc., a publicly-traded drug delivery company and served as a director of the company from December 1995 to June 1998. From January 1996 to August 1998, Dr. Schein was an executive officer and a director of Virologix Corporation, a private biotechnology company which he co-founded and subsequently was acquired by Access Pharmaceuticals, a publicly-traded biotechnology company. From June 1996 to September 1998, Dr. Schein was an executive officer and a director of Callisto Pharmaceuticals, Inc., a private biotechnology company which he co-founded. Since 1997, Dr. Schein has been a principal of Prism Ventures LLC, a privately held limited liability company focused on the biotechnology industry. From 1994 to 1995, Dr. Schein served as a Vice President of Investment Banking at Josephthal, Lyon and Ross, Incorporated, an investment banking firm. From 1991 to 1994, Dr. Schein was a Vice President at D. Blech & Company, Incorporated, a merchant and investment banking firm focused on the biopharmaceutical industry. Dr. Schein received a Ph.D. in neuroscience from the Albert Einstein College of Medicine, an MBA from the Columbia Graduate School of Business, and a B.A. in biochemistry from Brandeis University.

Edward Leary, Chief Financial Officer: Mr. Leary has been a key manager in creation of value at a series of high-profile ventures. From 1993 to 1998, Mr. Leary was Controller of Visio Corporation of Seattle, Washington, a software developer, assisting in its IPO in 1995 as well as managing six acquisitions of other firms. Prior to that, Mr. Leary held the position of Chief Financial Officer with Medical Innovations Corporation. Mr. Leary was also a Financial Analyst with Advanced Micro Devices, a semiconductor manufacturer. Mr. Leary holds a B.S. in Business Administration from Indiana University of Pennsylvania and is a certified public accountant.

None of the above persons has received any compensation from the Company, and there have been no transactions between the Company and any of these persons other than as set forth in this Information Statement.

       BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

The Board of Directors held a total of fourteen (14) meetings during the fiscal year ended September 30, 2000 ("Fiscal 2000"). No Director attended fewer than 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which he or she served.

The Audit Committee consisted of Directors Peter Model, and W. Leigh Thompson, and met once during Fiscal 2000. This Committee reviews the scope and results of the Company's financial statements conducted by the Company's independent accountants, the scope of other services provided by the Company's independent accountants, proposes changes in the Company's financial and accounting standards and principles, and the Company's policies and procedures with respect to its internal accounting, auditing, and financial controls, and makes recommendations to the Board of Directors on the engagement of the independent accountants, as well as other matters which may come before it or as directed by the Board of Directors.

       REPORT ON EXECUTIVE COMPENSATION

The Company does not have a compensation committee. The Board of Directors annually reviews executive compensation and makes determination as to the optimal level of compensation for each employee. Since the Company ceased operations in the summer of 2000, the Board of Directors has reevaluated and determined the level of compensation, including a performance bonus necessary to retain the services of Ms. Maynard, the Company's only remaining employee.
Board of Directors
/s/ Peter Model Peter Model Director & Chairman of the Board

       COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As stated above, the Company does not have a compensation committee. The Board of Directors determines executive compensation. One of the Company's officers, its Vice President, Dr. Margaret B. van Boldrik, is also a member of the Board of Directors. No other officer or employee of the Company serves as a director. No executive officer of the Company has a relationship that would constitute an interlocking relationship with the executive officers or directors of another entity. There were no reportable transactions with any members of the Board of Directors in Fiscal 2000.

       DIRECTOR COMPENSATION

Non-employee Directors of the Company are paid $1,000 per regularly scheduled on-site meetings and $500 per significant telephonic meetings of the Board of Directors, which amounts are payable in cash or in shares of common stock of the Company. Dr. Thompson does not receive compensation as Director of the Company but receives compensation as a consultant. As a consultant, Dr. Thompson receives $2,400 per day plus expenses for his services at on-site meetings and $500 per significant telephonic meetings of the Board of Directors, payable in cash or in common stock of the Company, in any event not to exceed 10,000 shares in aggregate. For Fiscal 2000, Dr. Thompson received $12,700.

       EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during Fiscal 2000, 1999, and 1998 by the Company's President and Chief Executive Officer and all other corporate officers earning in excess of $100,000 annually.

SUMMARY COMPENSATION TABLE
Name & Principal Position	Annual Compensation Year Salary Bonus			Long Term Compensation Common Stock Options
Dr. Douglas Stafford (1) President & C.E.O.	2000 1999 1998	$131,950 $179,517 $179,517	- - $25,000	------ ------ ------
Dr. Joseph Firca (2) VP, Research & Development	2000 1999 1998	$ 80,035 $156,272 $139,624	- $20,000 -	------ ------ ------
Donald L. Nevins (3) VP, Finance, Treasurer & CFO	2000 1999 1998	$ 68,414 $109,705 $115,781	- - -	------ ------ ------

(1) Dr. Stafford resigned as President and Chief Executive Officer of the Company as of August 14, 2000.
(2) Dr. Firca's position was terminated by the Company effective May 26, 2000.
(3) Mr. Nevins's positions were terminated by the Company effective May 26, 2000.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table sets forth certain information regarding the value of exercised and unexercised stock options held by each of the named Executive Officers as of September 30, 2000. None of the named Executive Officers exercised options to purchase Common Stock during the fiscal year ended September 30, 2000.

	Common Stock Underlying Unexercised Options at 9/30/2000		Value of Unexercised In-the-Money Options at 9/30/2000 (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Douglas Stafford	10,000	0	$24,735	$0

(1)  The value of the options is based upon the difference between the exercise price and the closing price of the stock on September 30, 2000.

       CONSULTANT COMPENSATION

Dr. Thompson receives $2,400 per day plus expenses for his services as a consultant for on-site meetings and $500 per significant telephonic meetings of the Board of Directors, payable in cash or in common stock of the Company, in any event not to exceed 10,000 shares in the aggregate. For Fiscal 2000, Dr. Thompson received $12,700.

       STOCK OPTION PLANS

The Company had a 1990 Incentive Stock Option Plan, which expired in 2000. The Company currently has a 1992 Employee Stock Option Plan, and a 1998 Incentive Stock Option Plan (collectively, the "Stock Option Plans") in force for its employees, advisors and directors. The 1998 Incentive Stock Option Plan was adopted by stockholders on March 23, 1999, to supplement the 1990 Incentive Stock Option Plan. The Stock Option Plans provide for the grant of options to purchase shares, in the case of the 1992 Employee Stock Option Plan, at a value determined by the Stock Option Committee, and in the case of the 1990 and 1998 Incentive Stock Option Plans, at not less than fair market value as of the date options are granted. The Stock Option Plans are administered by a committee ("Stock Option Committee") made up of at least two members of the Company's Board of Directors who are not officers, employees, or consultants of the Company. On December 1, 1992, by a vote of stockholders, the number of shares available for employee stock options was increased by 25,000 shares, for a total of 82,145. On March 23, 1999, the stockholders voted to adopt the 1998 Incentive Stock Option Plan and to increase the number of shares available for stock options by 39,730 shares, for a total of 121,875.

As of November 30, 2000, the Company has entered into stock option agreements granting Dr. Model the option to purchase 668 shares at an exercise price of $44.00 per share. The option vested upon one year of service following January 10, 1997, and may be exercised only prior to January 10, 2007. A second agreement with Dr. Model granted him the option to purchase 1,250 shares at an exercise price of $3.50 per share, which option vested upon award and may only be exercised prior to November 4, 2009. The Company has entered into a third agreement with Dr. Model granting him the option to purchase an additional 625 shares at an exercise price of $8.44 per share. The option vested upon one year of service following March 21, 2000, and may only be exercised prior to March 21, 2010. The Company has entered into an agreement granting Dr. Thompson the option to purchase 665 shares at an exercise price of $36.00 per share. The option vested upon one year of service following January 12, 1996, and may only be exercised prior to January 12, 2006. A second agreement with Dr. Thompson granted him the option to purchase 625 shares at an exercise price of $44.00 per share, which vested upon one year of service from January 10, 1997, and may be exercised by January 10, 2007. The Company entered into a third Stock Option Agreement with Dr. Thompson granting him the option to purchase 1,250 shares at an exercise price of $3.50, which option vested upon award and may only be exercised prior to November 4, 2009. Finally, the Company has entered into a fourth agreement with Dr. Thompson granting him the option to purchase an additional 625 shares at an exercise price of $8.44 per share. The option vested upon one year of service following March 21, 2000, and may only be exercised prior to March 21, 2010. The Company has also entered into an agreement granting Ms. Maynard the option to purchase 2,224 shares at an exercise price of $3.50 per share, which vested upon award and may only be exercised prior to November 4, 2009.

       401(K) RETIREMENT PLAN

The Ophidian Pharmaceuticals, Inc. 401(k) Retirement Plan (the Plan) covered all employees of the Company. Employees became eligible to participate in the Plan after six months of service or 1,000 hours of continuous service and could contribute up to 15% of their compensation to a ceiling of $10,500 in calendar year 2000. The Company could make matching contributions at a discretionary percentage. No matching contributions were made for the fiscal years ended September 30, 2000, 1999, or 1998. The Plan was terminated on October 6, 2000.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is provided for informational purposes only, and does not relate to any meeting of the stockholders. Delaware law does not require approval of the Merger by the Company's stockholders, and no vote or other action is being requested of the Company's stockholders. Following the Closing of the Merger, the Company will file a Current Report on Form 8-K with the SEC, reflecting the fact that the Closing has occurred.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, as amended, the Company has caused this Information Statement to be mailed to the holders of the Company's Common Stock, filed with the Securities and Exchange Commission, and signed on its behalf by the undersigned, thereunto duly authorized.

OPHIDIAN PHARMACEUTICALS, INC.
Madison, Wisconsin Dated: August 1, 2001	By:	/s/ Susan P. Maynard Susan P. Maynard Secretary and Manager-Business Administration

INDEX TO HEMOXYMED FINANCIAL STATEMENTS

HEMOXYMED, INC. UNAUDITED FINANCIAL STATEMENTS	F-2
Consolidated Statement of Operations for the three months ended March 31, 2001	F-2
Consolidated Balance Sheet for the three months ended March 31, 2001	F-3
Consolidated Statement of Cash Flows for the three months ended March 31, 2001	F-4
HEMOXYMED, INC. AUDITED CONSOLIDATED FINANCIAL STATEMENTS	F-5
For the years ended December 31, 2000, 1999 and 1998 and period from February 22, 1995 (inception) to December 31, 2000

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Stockholders' Equity/(Deficit)
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

F-5 F-6 F-7 F-8 F-9 F-10

HEMOXYMED, INC.
UNAUDITED FINANCIAL STATEMENTS
Hemoxymed, Inc. Consolidated Statement of Operations Three Months Ended March 31, 2001

Revenues	$0
Cost of revenues	0
Gross margin	0

Operating expenses:
Research and development	39,188
Sales and marketing	0
General and administrative	23,195
Total operating expenses	62,383

Operating loss	(62,383)

Other (income) expense
Interest expense	763
Interest income	(2)
Translation (gain) loss	(10,870)
Total other (income) expense	(10,109)

Loss before income taxes	(52,274)
Provision for income taxes	4

Net loss	($52,278) ========

Hemoxymed, Inc. Consolidated Balance Sheet At March 31, 2001

Assets
Current assets:
Cash and cash equivalents	$26,412
Prepaid expenses	109,730
Total current assets	136,142

Property and equipment:
Furniture and equipment	21,015
Accumulated depreciation	(14,085)
Net property and equipment	6,930

Other assets:
Deposits	2,019
Patents, net	179,520
Total other assets	181,539

Total assets	$324,611 ========

Liabilities
Current liabilities:
Accounts payable	$218,822
Accrued compensation and benefits	63,610
Other accrued expenses	240,809
Income taxes payable	1,832
Current portion of notes payable	252,450
Total current liabilities	777,523

Shareholders equity (deficit)
Common stock	1,264,757
Accumulated deficit	(1,716,668)
Accumulated other comprehensive income	(1,001)
Total shareholders deficit	(452,912)

Total liabilities and shareholders deficit	$324,611 ========

Hemoxymed, Inc. Consolidated Statement of Cash Flows Three Months Ended March 31, 2001

Operating activities
Net loss	($52,278)
Adjustments to reconcile net loss to
net cash used in operating activities
Depreciation and amortization	5,230
Issuance of stock for services	0
Issuance of stock for patent rights	0
Services contributed by stockholder	7,500
Changes in operating assets and liabilities
Prepaids and other current assets	(102,788)
Accounts payable	(5,280)
Accrued compensation and benefits	2,173
Other accrued liabilities	105,623
Income taxes payable	(148)
Net cash used in operating activities	(39,968)

Investing activities
Purchases of property and equipment	0
Purchase of patents	0
Net cash used in investing activities	0

Financing activities
Proceeds from issuance of common stock	66
Proceeds from notes payable	43,200
Net cash flows from financing activities	43,266

Effect of exchange rates on cash and cash equivalents	(421)

Increase in cash and cash equivalents	2,877
Cash and cash equivalents at beginning of period	23,535
Cash and cash equivalents at end of period	$26,412 =======

Supplemental cash flow information
Interest paid	$0
Income taxes paid	$0

Hemoxymed, Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2000, 1999, and 1998

Report of Independent Auditors

The Board of Directors and Stockholders
Hemoxymed, Inc.

We have audited the accompanying consolidated balance sheets of Hemoxymed, Inc. (a development stage company) as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity/(deficit), and cash flows for each of the three years in the period ended December 31, 2000, and for the period February 22, 1995 (inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hemoxymed, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, and for the period February 22, 1995 (inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Hemoxymed, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. (Management's plans in regard to these matters are also described in Note 1). The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

January 15, 2001

Hemoxymed, Inc.
Consolidated Balance Sheets
	December 31
	2000	1999
Assets
Current assets:
Cash and cash equivalents	$23,535	$32,405
Prepaids and other current assets	6,775	41,694
Total current assets	30,310	74,099

Property and equipment:
Furniture and equipment	22,135	23,147
Accumulated depreciation	(13,128)	(6,674)
Net property and equipment	9,007	16,473

Other assets
Patents, net	183,063	--
Other	2,186	2,505
Total other assets	185,249	2,505

Total assets	$224,566 ======	$93,077 =====

Liabilities and stockholders' equity/(deficit)
Current liabilities:
Accounts payable	$224,102	$232,955
Accrued compensation and benefits	61,437	42,775
Other accrued liabilities	135,187	24,328
Income taxes payable	1,979	2,093
Note payable - officers	29,250	29,250
Note payable - others	180,000	--
Total current liabilities	631,955	331,401

Stockholders' equity/(deficit):
Common Stock, no par value: authorized shares, 10,000,000; Issued and outstanding shares, Class A— 2,448,419 and Class B— 520,487 in 2000 and 1999	1,257,191	1,227,191
Deficit accumulated during the development stage	(1,664,390)	(1,465,748)
Accumulated other comprehensive income	(190)	233
Total stockholders' deficit	(407,389)	(238,324)

Total liabilities and stockholders' deficit	$224,566 ======	$93,077 =====

See accompanying notes to consolidated financial statements.

Hemoxymed, Inc.
Consolidated Statements of Operations
	Year ended December 31			Period from Feb. 22, 1995 (inception) to
	2000	1999	1998	Dec. 31, 2000

Grant revenues	$-	$14,963	$-	$14,963

Operating expenses:
Research and development	119,374	762,349	446,717	1,336,521
General and administrative	86,978	195,966	89,021	394,260
Total operating expenses	206,352	958,315	535,738	1,730,781

Operating loss	(206,352)	(943,352)	(535,738)	(1,715,818)

Other (income) expense:
Interest expense	1,470	408	5,367	7,245
Interest income	(11)	(8,706)	(25,303)	(34,020)
Other (income) expense	(9,189)	(18,014)	(81)	(27,284)
Total other (income) expense	(7,730)	(26,312)	(20,017)	(54,059)

Loss before income taxes	(198,622)	(917,040)	(515,721)	(1,661,759)
Provision for income taxes	20	1,721	690	2,431
Net loss	$(198,642) =======	$(918,761) =======	$(516,411) =======	$(1,664,190) ========

Basic and diluted:
Net loss per share	$(0.07)	$(0.32)	$(0.32)	$(0.92)
Weighted average shares	2,968,906	2,845,632	1,602,328	1,817,508

See accompanying notes to consolidated financial statements.

Hemoxymed, Inc.
Consolidated Statements of Stockholders' Equity/(Deficit)

	Class A Common Stock	Class B Common Stock	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income	Total Stockholders Equity

Issuance of 805,000 shares of Class A common stock for cash	$ 805	$ -	$ -	$ -	$ 805
Net loss for the period February 22, 1995 (inception) to December 31, 1995	-		(2,644)	-	(2,644)
Balance at December 31, 1995	805	-	(2,644)	-	(1,839)

Issuance of 195,000 shares of Class A common stock for cash	195		-	-	195
Net loss for 1996	-	-	(7,039)	-	(7,039)
Balance at December 31, 1996	1,000	-	(9,683)	-	(8,683)

Issuance of 6,250 shares of Class A common stock for assignment of patent rights	6		-	-	6
Stock dividend of 200,041 shares of common stock	200	-	(200)	-	-
Net loss for 1997	-	-	(20,693)	-	(20,693)
Balance at December 31, 1997	1,206	-	(30,576)	-	(29,370)

Issuance of 963,690 shares of Class A common stock for cash net of offering costs of $141,924	1,159,294		-	-	1,159,294
Issuance of 520,487 shares of Class B common stock for broker services associated with 1998 financing.	-		-	-	-
Net loss for 1998	-	-	(516,411)	-	(516,411)
Foreign currency translation adjustment	-	-	-	178	178
Balance at December 31, 1998	1,160,500	-	(546,987)	178	613,691

Issuance of 228,438 shares of Class A common stock upon exercise of stock options	$ 191	$ -	$ -	$ -	$ 191
Issuance of 50,000 shares of Class A common stock for services	66,500		-	-	66,500
Net loss for 1999			(918,761)		(918,761)
Foreign currency translation adjustment				55	55
Balance at December 31, 1999	1,227,191	-	(1,465,748)	233	(238,324)

Services contributed by stockholder	30,000				30,000
Net loss for 2000			(198,642)		(198,642)
Foreign currency translation adjustment				(423)	(423)
Balance at December 31, 2000	$ 1,257,191 ==========	$ - =======	$ (1,664,390) =============	$ (190) ============	$ (407,389) ============

See accompanying notes to consolidated financial statements.

Hemoxymed, Inc.
Consolidated Statements of Cash Flows
	Year ended December 31,			Period from Feb. 22, 1995 (inception) to
	2000	1999	1998	Dec. 31, 2000
Operating activities
Net loss	$ (198,642)	$ (918,761)	$ (516,411)	$ (1,664,190)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	15,221	8,932	2,643	32,662
Issuance of stock for services	-	66,500	-	66,500
Issuance of stock for patent rights	-	-	-	-
Services contributed by stockholder	30,000	-	-	30,000
Changes in operating assets and liabilities:
Prepaids and other current assets	34,919	18,264	(57,233)	(6,775)
Accounts payable	(8,853)	183,708	39,190	224,102
Accrued compensation and benefits	18,662	(3,599)	46,374	61,437
Other accrued liabilities	77,859	(125,689)	122,788	102,187
Income taxes payable	(114)	1,404	689	1,979
Net cash used in operating activities	(30,948)	(769,241)	(361,960)	(1,152,098)

Investing activities
Purchases of property and equipment	-	(19,161)	(6,949)	(26,110)
Purchase of patents	(158,331)	-	-	(158,325)
Other	151	372	(2,709)	(12,243)
Net cash used in investing activities	(158,180)	(18,789)	(9,658)	(196,678)

Financing activities
Proceeds from issuance of common stock	-	191	1,159,294	1,160,485
Proceeds from notes payable	180,000	29,250	-	209,250
Net cash used in financing activities	180,000	29,441	1,159,294	1,369,735

Effect of exchange rates on cash and cash equivalents	258	2,131	187	2,576
(Decrease) increase in cash and cash equivalents	(8,870)	(756,458)	787,863	23,535

Cash and cash equivalents at beginning of period	32,405	788,863	1,000	-
Cash and cash equivalents at end of period	$ 23,535 ==========	$ 32,405 ==========	$ 788,863 ==========	$ 23,535 ===========

Supplemental cash flow information
Interest paid	$ -	$ 750	$ 4,798	$ 5,548
Income taxes paid	-	-	-	-

See accompanying notes to consolidated financial statements.

Hemoxymed, Inc.
Notes to Financial Statements

1.       Significant Accounting Policies

Business

Hemoxymed, Inc. ("Hemoxymed" or the "Company") is a development stage biopharmaceutical company incorporated in February 1995 to conduct research and development aimed at improving tissue oxygenation by increasing oxygen release from hemoglobin to provide therapeutic value to patients with serious, although unmet or underserved, medical needs. The following is a description of the Company's more significant accounting policies:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary, Hemox Therapeutics, SARL ("Hemox, SARL"). Under French law, Hemox, SARL's activities are limited to research and development for the benefit of the parent company Hemoxymed. Under this structure, Hemoxymed reimburses all of the costs of Hemox SARL plus one percent. As a result, Hemoxymed has complete title to all the technology developed by Hemox, SARL. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency

Foreign currency transactions and financial statements are translated into U.S. dollars following the provisions of Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Accordingly, assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at year end. Revenues and expenses are translated at average rates in effect during the year. The effects of exchange rate changes on the Company's assets and liabilities are reflected as a separate component of comprehensive income. Foreign currency exchange gains in 2000, 1999 and 1998 are $9,189, $18,014 and $81, respectively and are included in the consolidated statements of operations.

Cash and Cash Equivalents

The Company considers liquid investments with maturities of three months or less when purchased to be cash equivalents. Substantially all cash equivalents are held in a short-term money market account with a bank.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over periods ranging from three to five years. Depreciation expense was $6,784, $6,920 and $631 for the years ended December 31, 2000, 1999 and 1998, respectively.

Long-Lived Assets

Long-Lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the assets carrying value over the fair value of the asset less cost to sell.

No impairment losses were recorded during the period presented.

Derivatives

During June 1998, the Financial Accounting Standards Board (FASB) issued statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivatives and Hedging Activities, and in June 2000 issued SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133. These new standards require companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the fair value of those derivatives would be accounted for based on the use of the derivative and whether the instrument qualified for hedge accounting, as defined in SFAS 133 and 138. The Company was required to adopt the provisions of SFAS 133 and 138 on January 1, 2001, the first day of fiscal 2001. The effects of adopting the standard were not significant to the Company's consolidated financial statements.

Patents

Patents are stated at cost. Amortization is provided using the straight-line method over the life of the patents, approximately 13 years. Amortization expense was $8,267, $0 and $0 for the years ended December 31, 2000, 1999 and 1998, respectively.

Stock-Based Compensation

The Company recognizes expense for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost is recognized for the excess of the estimated fair value of the stock at the grant date over the exercise price, if any. Disclosures regarding alternative fair value measurement and recognition methods prescribed by Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, are presented in Note 8.

Revenue Recognition

The Company received a grant of $14,963 in 1999 from L'Agence Nationale De Valorisation De La Recherche in Paris, France. Grant revenues are recognized over six months as the related work is performed.

Income Taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Share

Basic net loss per share is computed based upon the weighted average number of common shares outstanding during the period. The Company's diluted net loss per share is the same as its basic net loss per share because all stock options, warrants, and other potentially dilutive securities are antidilutive and, therefore, excluded from the calculation of diluted net loss per share.

Basis of Presentation

The Company has experienced losses since inception, has deficiencies in working capital and in net assets. These circumstances indicate the Company may be unable to continue as a going concern. Management is endeavoring to obtain funding through private placement after the completion of its merger with Ophidian Pharmaceuticals, Inc, ("Ophidian"), a public company. The Company's ability to continue as a going concern is dependent on obtaining adequate funding and ultimately achieving profitable operations. The accompanying financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments that may result from the outcome of this uncertainty.

2.       Pending Acquisition of Ophidian Pharmaceuticals and Related Advisory Agreement

On December 21, 2000, the Company entered into an agreement to be acquired by Ophidian. At closing, each share of Hemoxymed, Inc. will be exchanged for one share of Ophidian. The acquisition of Hemoxymed by Ophidian is subject to approval by the shareholders of both companies, as well as certain other conditions. Immediately following the merger, the merged company's stock ownership will be approximately:
Hemoxymed's pre-merger shareholders Ophidian's pre-merger shareholders Total	94% 6 100% ====

Hemoxymed is required to pay all merger related expenses incurred by both the Company and Ophidian. The Company's current management and board of directors will govern the merged company. The acquisition will be accounted for as a reverse-merger by the Company. The transaction is intended to qualify as a tax-free reorganization under the Section 368 of the Internal Revenue Code.

Related to the Ophidian Agreement, on September 29, 2000, the Company entered into an advisory agreement with Prism Ventures, LLC ("Prism"). The agreement requires the Company to sell 14,700,000 shares of Class A common stock to Prism and its designees at $0.0001 per share and 1,275,000 shares of Class A common stock to certain Hemoxymed officers at $0.0001 per share. As of December 31, 2000, these shares had not been issued because there were not enough shares authorized under the Company's Articles of Incorporation. In February 2001, the Company's shareholders approved the Amended Articles of Incorporation authorizing 30,000,000 shares of common stock to be issued.

An officer of the Company will receive a bonus of $50,000 upon the Company's completion of a financing with aggregate proceeds of at least $2,000,000.

Under the terms of the agreement, Prism is required to assist the Company with its merger with Ophidian or another public company and use its best efforts to raise $3 million in order to fund the Company's operations subsequent to the merger. Prism is entitled to a $150,000 consulting fee only upon the successful merger with Ophidian. If the Company has not merged with Ophidian or another public company by June 30, 2001, the Company has the right to repurchase the 14,700,000 shares of common stock sold to Prism and the 1,275,000 shares of common stock sold to certain Hemoxymed officers. The Company will record amounts associated with raising capital against equity proceeds and will recognize compensation expense for shares issued to Hemoxymed officers.

3.       Hemox SARL

Hemox Therapeutics, SARL ("Hemox, SARL") is a wholly owned subsidiary of Hemoxymed, Inc. As described in Note 1, Hemoxymed is required to reimburse all the costs of Hemox SARL plus one-percent. Due to insufficient cash balances, Hemoxymed was unable pay the cost reimbursement for the quarter ended September 30, 1999. In December 1999, Hemox, SARL was required to cease operations and company assets were placed in the custody of a French bankruptcy court appointed liquidator. These assets will remain in the custody of the liquidator until Hemoxymed pays their debt of approximately $163,000 to Hemox, SARL or the liquidator determines the debt will never be paid and liquidates the assets. As of December 31, 2000, no assets had been liquidated.

Hemoxymed is currently in the process of obtaining a financial investment of at least $3 million as described in Note 2. Immediately following this financial investment, Hemoxymed will pay the debt owed to Hemox, SARL. Hemoxymed's intent is to resume operations in France which will require the Company to re-incorporate in France.

4.       Royalty Agreement

In 1996, the Company entered into a royalty agreement with an assignor ("Assignor") as consideration for the assignment of his rights and title to certain patents, trade secrets and scientific assets. The Assignor is to receive royalty payments in the amount of one percent of the net income of the Company resulting from the sale of products utilizing the assigned patents, trade secrets or scientific assets, up to $1 million. After the Assignor has received royalty payments of $1 million, he is to receive royalty payments in the amount of one-half of one percent of the net income of the Company, until the Assignor has received an aggregate of $2 million. As of December 31, 2000, no royalty liability has been accrued and no payments have been made.

5.       Notes Payable

At December 31, 2000, the Company had an unsecured non-interest bearing note payable of $180,000 to an individual. The note is payable on demand.

6.       Stockholders' Equity

Common Stock

Periodically, the Company has issued shares of common stock in exchange for services provided by stockholders and others. These issuance's have been recorded at their estimated fair value at the time of the respective transactions and corresponding amounts have been reflected as expense in the accompanying consolidated statements of operations.

In 1997, the Company's Board of Directors declared a stock dividend of .198801 shares of common stock for every one share of common stock outstanding on April 20, 1997. All share activity before the split and all stock option data have been restated to reflect the stock split.

In December 1998, the Company's Board of Directors created two new series of Common Stock, Class A Voting Stock and Class B Non-Voting Stock. All the rights, preferences and privileges of each series of Common Stock shall be identical except for the holders of Class A Voting Common Stock shall have and possess the exclusive voting rights and powers, and the holders of Class B Non-Voting Common Stock shall not be entitled to vote on the election of directors or to vote on any matter except changes or amendments to the Company's Articles of Incorporation regarding voting rights and conversions.

Stock Option Plans

In 1997, the Company's stockholders approved the adoption of a stock option plan for its key employees, directors, and consultants. The plan provides for issuance of options to purchase up to 293,706 shares of common stock. At December 31, 2000, no options remain available for new grants under the plan. Options have been granted at the discretion of the Board of Directors at exercise prices not less than the estimated fair value of such shares at the date of grant, expire after ten years and vest ratably over a period of three years.

In 1998, the Company's stockholders approved the adoption of a stock option plan for its key employees, directors, and consultants. The plan provides for issuance of options to purchase up to 300,000 shares of common stock. At December 31, 2000, 300,000 options remain available for new grants under the plan. Options may be granted at the discretion of the Board of Directors at exercise prices not less than the estimated fair value of such shares at the date of grant, expire after ten years and vest ratably over a period of five years.

A summary of stock option activity since inception is as follows:
	Shares	Weighted Average Exercise Price

Balance at Plan inception, January 30, 1997 Granted Outstanding at December 31, 1997	- 293,706 293,706 =======	$ - 0.001 $0.001 =======
Exercisable at December 31, 1997	114,219 =======	$0.001 =====
Weighted average fair value of options granted	-	$0.001
Balance, December 31, 1997 Outstanding at December 31, 1998	293,706 293,706 =======	$0.001 $0.001 =====
Exercisable at December 31, 1998	212,121 =======	$0.001 =====
Balance, December 31, 1998 Exercised Outstanding at December 31, 1999	293,706 (228,438) 65,268 =======	$0.001 0.001 $0.001 =====
Exercisable at December 31, 1999	65,268 =======	$0.001 =====
Balance, December 31, 1999 Outstanding at December 31, 2000	65,268 65,268 =======	$0.001 $0.001 =====
Exercisable at December 31, 2000	65,268 =======	$0.001 =====
Balance, December 31, 2000	65,268 =======	$0.001 =====

At December 31, 2000 and 1999, all of the above options represented grants under the Company's stock option plans. The following table summarizes information about stock options outstanding at December 31, 2000:

Exercise Price	Outstanding Options	Remaining Contractual Life	Exercisable Options
$0.001	65,268	5.83	65,268

If the Company had accounted for its employee stock awards under the fair value based method, there would be no material change to the net loss or net loss per share. These pro forma amounts are not indicative of future effects of applying the fair value based method since stock based awards granted may vary from year to year and vesting periods of one to four years were used to measure pro forma compensation expense. The fair value for these awards was estimated at the date of grant using the Black-Scholes option pricing method assuming a risk-free interest rate of 6%, 33% volatility, no dividends, and a weighted-average expected life of the option of 3 years.

A total of 300,000 shares of common stock were reserved at December 31, 2000 in connection with stock options.

7.       Income Taxes

The income taxes payable of $1,979 and $2,093 at December 31, 2000 and 1999, respectively, are all foreign taxes payable by Hemoxymed's subsidiary Hemox, SARL. This is a result of Hemoxymed's cost plus one-percent reimbursement structure with Hemox, SARL (see footnote 1), which provides for a nominal profit in Hemox, SARL.

Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The deferred tax assets of approximately $638,000 and $630,000 at December 31, 2000 and 1999, respectively, arise primarily due to net operating loss carryforwards for income tax purposes. Due to the Company's cumulative losses, these amounts have been entirely offset by a valuation allowance.

At December 31, 2000 and 1999, the Company had net operating loss carryforwards for income tax purposes of approximately $1,413,000 and $1,250,000, respectively, expiring in various years beginning in 2010. All of these net operating loss carryforwards belong to the parent company Hemoxymed.

8.       Related Party Transactions

The Company had unsecured notes payable of $29,250 to three directors at December 31, 2000 and 1999. The notes accrued interest at a rate of five percent per annum and are payable on demand. Interest expense related to these notes was $1,694 and $227 for the years ended December 31, 2000 and 1999, respectively.

During 2000, a stockholder of the Company contributed services without remuneration to the Company valued at $30,000, which has been recorded as expense in the consolidated statements of operations.

9.       Business Segment and Other Information

The Company operates in one business segment: the research and development of improved tissue oxygenation.

Information regarding the Company's operations in different geographic areas is set forth below.

	Year ended December 31
	2000	1999	1998
Grant Revenues:
United States	$-	$-	$-
France	-	14,963	-
	$ - =======	$14,963 =======	$ - =======

Operating income/(loss):
United States	$(206,101)	$(946,223)	$(537,620)
France	(251)	2,871	1,882
	$(206,352) =======	$(943,352) =======	$(535,738) =======

Identifiable assets:
United States	$186,988	$41,115	$43,079
France	14,043	19,557	28,077
	201,031	60,672	71,156
Corporate assets	23,535	32,405	788,863
	$224,566 =======	$93,077 =======	$860,019 =======